TECHNICAL REPORT ON THE
UNDERGROUND MINERAL
RESOURCE ESTIMATES,
YOUNG-DAVIDSON PROPERTY,
MATACHEWAN, ONTARIO

PREPARED FOR NORTHGATE MINERALS CORPORATION

Report under NI 43-101

Author:

Carl Edmunds, M.Sc., P.Geo.

March 25, 2008, (revised May 9, 2008)

NORTHGATE MINERALS CORPORATION

TABLE OF CONTENTS

PAGE
1 EXECUTIVE SUMMARY	1-1
Introduction	1-1
Geology	1-2
Mineralization	1-3
Metallurgy	1-3
Mineral Resource Estimate	1-4
Conclusions	1-6
Recommendations	1-7
2 INTRODUCTION AND TERMS OF REFERENCE	2-1
List of abbreviations	2-4
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
Property Location	4-1
Property Description	4-1
Agreements	4-8
Environment	4-9
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING	7-1
8 DEPOSIT TYPES	8-1
9 MINERALIZATION	9-1
10 EXPLORATION	10-1
11 DRILLING	11-1
Drill Logs	11-2
Drill Collar and Down Hole Surveys	11-4
Core Size	11-5
Core Recovery	11-5
12 SAMPLING METHOD AND APPROACH	12-1
Sample Lengths	12-1
13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
Sample Preparation	13-1
Analysis	13-2
Security	13-2
Quality Control and Quality Assurance	13-2

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14 DATA VERIFICATION	14-5
Northgate 2007 Data Verification	14-5
Northgate 2006 Data Verification	14-5
Scott Wilson RPA 2006 Data Verification	14-6
Micon 2004 Data Verification	14-6
15 ADJACENT PROPERTIES	15-1
16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
YD Resource Database	17-1
Geological Interpretation	17-2
Composite Control Intervals	17-2
Wireframe Models	17-3
Density	17-4
Resource Assay Statistics	17-5
Cut-off Grade	17-9
Compositing	17-10
Variography	17-10
Trend analysis	17-11
True Thicknesses	17-11
Mineral Resource Classification	17-11
Block Modelling	17-14
Mineral Resources	17-19
18 OTHER RELEVANT DATA AND INFORMATION	18-1
19 INTERPRETATION AND CONCLUSIONS	19-1
20 RECOMMENDATIONS	20-1
21 REFERENCES	21-1
22 SIGNATURE PAGE	22-1
23 CERTIFICATE OF QUALIFICATIONS	23-1
24 APPENDIX 1	24-1
List of Claims	24-1
25 APPENDIX 2	25-1
Composite Control Intervals, Longitudinal Sections and Scatter Plots	25-1

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LIST OF TABLES

PAGE

Table 1-1	January 2008 Mineral Resource Estimate Summary	1-5
Table 1-2	Current Micon 2004 Mineral Resource Estimates	1-6
Table 2-1	List of Abbreviations	2-4
Table 4-1	Property Tenure Summary	4-2
Table 4-2	Potential Federal Approvals	4-13
Table 4-3	Potential Provincial Approvals	4-14
Table 6-1	Work History	6-1
Table 9-1	Lateral and Vertical Extents for the Mineralized Zones	9-3
Table 11-1	Drilling Summary	11-2
Table 12-1	Resource Assay Sample Length Statistics	12-2
Table 17-1	YD Resource Database	17-2
Table 17-2	Specific Gravity Data (2006)	17-5
Table 17-3	Resource Assay Statistics	17-5
Table 17-4	Capping Sensitivity By Zone on Assays	17-8
Table 17-5	Breakeven Cut-Off Grade Assumptions	17-9
Table 17-6	Resource Maximum Extrapolation Distance Guidelines for YD Project Syenite-Hosted Mineralization	17-13
Table 17-7	Search Ellipsoid Orientations and Radii	17-15
Table 17-8	January 2008 Underground Mineral Resource Estimate	17-20
Table 19-1	January 2008 Mineral Resource Estimate Summary	19-2
Table 19-2	Current Micon 2004 Mineral Resource Estimates	19-2

LIST OF FIGURES

PAGE

Figure 4-1	Location Map	4-3
Figure 4-2	Land Tenure	4-4
Figure 4-3	Claim Map	4-5
Figure 4-4	Withdrawn Claims	4-7
Figure 4-5	Site Plan	4-15
Figure 9-1	3D Perspective Showing Mineralization Wireframes	9-3
Figure 9-2	3D North View Longitudinal Showing Underground Mineralization Wireframes	9-5
Figure 11-1	Surface Plan Showing Drilling and Underground Openings	11-3
Figure 17-1	Mineralization Wireframes	17-3
Figure 17-2	Resource Assay Histograms	17-7
Figure 17-3	Cut Gold Grade Block Model	17-17
Figure 17-4	Resource Classification Block Model	17-18

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LIST OF APPENDIX FIGURES

Figure 25-1	Longitudinal Projection – LKY, YD1, YD2, LBZ1	25-8
Figure 25-2	Longitudinal Projection – UBZ	25-9
Figure 25-3	Longitudinal Projection – YD3, YD4 and LBZ2	25-10
Figure 25-4	Longitudinal Projection – LL1	25-11
Figure 25-5	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot – LKY	25-12
Figure 25-6	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot – LL1	25-13
Figure 25-7	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot –YD1	25-14
Figure 25-8	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot –YD2	25-15
Figure 25-9	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot - YD3	25-16
Figure 25-10	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot –YD4	25-17
Figure 25-11	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot – LBZ1	25-18
Figure 25-12	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot – LBZ2	25-19
Figure 25-13	Block and Composite Cut Gold Grades Versus Elevation Scatter Plot – UBZ	25-20

LIST OF APPENDIX TABLES

Table 24-1	Claim List	24-2
Table 25-1	Composite Control Intervals	25-2

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1 EXECUTIVE SUMMARY

INTRODUCTION

     In January 2008 Northgate staff prepared an estimate of the Mineral Resources of the Lower Boundary Zone (LBZ), Upper Boundary Zone (UBZ), Lucky Zone (LKY), Lower Lucky Zone (LL1) and the Young-Davidson Zone (YD1-4 Zones) at the Young-Davidson Property (YD Property), Ontario. The YD Property is located immediately west of the village of Matachewan, Ontario, and approximately 95 kms west of the town of Kirkland Lake.

     On November 2, 2005, Young-Davidson Mines, Limited (YDM) became a wholly owned subsidiary of Northgate and on August 1, 2006, YDM, Northgate Minerals Corporation, Northgate Resources Limited and Kemess Mines Ltd. were amalgamated as one company under the name Northgate Minerals Corporation. Northgate owns 100% of the mineral rights to all of the mineral resource related claims at the Young-Davidson Mine (YD Mine) and the adjoining Matachewan Consolidated Mines (MCM) Mine (MCM Mine). Northgate also holds the mineral rights to a large number of claims that are contiguous with the two mine properties. The contiguous claim block that covers the YD Mine, the MCM Mine, and the surrounding extensions, is referred to as the YD Property and the Young-Davidson Project (YD Project).

     Northgate began a significant surface drilling program in early 2006 designed to confirm and expand the underground resources at the YD Mine. The results of this work formed the basis of a NI 43-101 resource statement dated January 12, 2007. During 2007 Northgate drilled a further 52 drill holes and wedge holes (YD06-28 to YD07-56) up until December 20, 2007, which is the data cut-off date for the resource estimate discussed in this report. Northgate has drilled two new holes on the MCM property to locate mining voids and confirm the results of a cavity monitoring survey. In addition, a surface drill program is near complete targeting specific areas of the open pit resource, where there is potential for resource additions. By cut-off date, 34 of 55 holes had received results, and they together with previous drilling will form the dataset for a new Open Pit resource targeted for completion by mid 2008.

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GEOLOGY

     The YD Property is situated within the southwestern part of the Abitibi Greenstone Belt. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as uncomformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks is present. All lithologies are cut by late, generally northeast-trending Proterozoic diabase dikes.

     The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early fabricless folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures (“breaks”) that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (LLCFZ) cuts across the YD Property. The LLCFZ has a subvertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or.

     There are three important groups of Archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Unconformably overlying is Timiskiming Group conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

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     Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on the YD Property, measures almost 900m east-west by 300m north-south.

     Huronian Proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan Diabase and younger Nipissing Diabase, which respectively bracket the Huronian unconformity in the project area.

MINERALIZATION

     Essentially all of the historical production at the YD Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

METALLURGY

     Metallurgical tests have been conducted on drill core to obtain design and operating parameters for a proposed flow sheet that envisioned extraction of gold using a flotation-cyanidation process. Historical testwork found that the increased costs of power and capital equipment did not immediately warrant the need to grind beyond 70% passing the #200 sieve. Leach tests were based on the coarser grind. The optimum residence time of 60 hours at this grind provided an average gold extraction of 91.7%, with an average gold extraction of 89.9% obtained at the lowest level of cyanide addition tested (1.0lb/ton of solution) and excluding the additional recovery from the gravity circuit. Testing also confirmed that a residence time of 48 hours for this same grind provided, on average, recoveries of 87.8% at minimum cyanide loading and excluding the recovery from the gravity circuit (Royal Oak, 1997).

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MINERAL RESOURCE ESTIMATE

     Northgate staff has prepared new underground resource estimates for the UBZ, LBZ, the Lucky Zone, the Lower Lucky Zone and the YD Zone. The current resource estimate incorporates new interpretations for all of the underground mineralization, including the UBZ, and is also based on a new interpretation of the diabase dikes. The current resource estimate is based on all of the historical drill holes and on recent (2007) surface drill holes up to hole YD07-56.

     All of the open pit resources represent additional current resources that were estimated by Micon in 2004. Northgate plans to update the open pit resource estimates in the near future as part of the work leading up to a feasibility study. There are currently no Mineral Reserves at the YD Project.

     Northgate built a block model, constrained by 3D mineralization and barren diabase wireframes, to estimate the resources. Northgate used a US$600/oz (C$630/oz) gold price, a 90% gold recovery, and a C$38/tonne underground operating cost to estimate a breakeven cut-off of approximately 2.3g/tonne Au. A minimum true thickness of approximately 3 metres and an incremental cut-off grade of approximately 1.7g/tonne Au were used to define the resource mineralization intersections. The 1.7g/tonne Au breakeven cut-off grade was used to constrain the resource wireframes. Some exceptions were made in order to preserve internal zone continuity.

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     The Indicated Mineral Resources of the UBZ, LBZ, Lucky Zone, Lower Lucky Zone and YD Zones total 11.9 million tonnes at an average cut grade of 3.70g/tonne gold and contain 1.42 million ounces of gold. The Inferred Mineral Resources total 4.2 million tonnes at an average cut grade of 3.24g/tonne gold and contain 0.44 million ounces of gold (Table 1-1).

TABLE 1-1 JANUARY 2008 MINERAL RESOURCE ESTIMATE SUMMARY

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Classification	Tonnage	Gold[1]	Contained Gold[1]
	(tonnes)	(g/t)	(ozs)
Indicated Resource	11,924,000	3.70	1,418,000

Inferred Resources	4,216,000	3.24	440,000

Notes:

1.

Assays are cut to 20g/tonne for all zones.

2.

Mineral Resources are estimated using an average long-term gold price of US$600 per ounce (C$666 per ounce).

3.

Mineralized wireframes constructed based on approximately a 1.70g/tonne Au incremental cut-off grade and a minimum true thickness of three metres.

4.

Resources are reported at a zero cut-off grade.

5.

Blocks are 15m by 15m by 7.5m wide and have a percent mineralization field.

6.

1.5m equal length composites created within the mineralized wireframes.

7.

Inverse distance squared grade interpolation.

8.

Standard search radii lengths and orientations employed for each mineralized lens.

9.

A 2.69 specific gravity was used. 10. Maptek’s Vulcan 7.0 software was used.

     The August 2004 open pit and underground resource estimate for the UBZ, both by Micon, are current resource estimates that represent additional resources, which are unaffected by the above estimate (Table 1-2).

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NORTHGATE MINERALS CORPORATION

TABLE 1-2 CURRENT MICON 2004 MINERAL RESOURCE ESTIMATES

Northgate Minerals Corporation – Young-Davidson Project, Ontario

	Tonnage	Gold*	Contained Gold*
Classification	(tonnes)	(g/t)	(ozs)
Total Measured Open Pit Resources	6,330,000	2.126	432,640
Total Indicated Open Pit Resources	481,600	2.023	31,320
Total Measured and Indicated Open Pit Resources	6,811,600	2.118	463,960
Total Inferred Open Pit Resources	329,700	1.337	14,170
* High assays cut to 34g/tonne Au

CONCLUSIONS

     In the opinion of the author the 2007 drilling program has been successful in expanding the YD Project underground resources and it is recommended that Northgate continue the surface drilling program and advancing an underground exploration program to access some of the mineralized zones for bulk sampling and to provide diamond drill platforms for delineation. This will generate a significant amount of new data over the near future. It is also the author’s opinion that there is potential to increase the underground resources because many of the mineralized lenses remain open at depth, there are isolated untested areas in the plane of the defined mineralization, and there are untested conceptual geophysical and geological targets on the greater property.

     The syenite-hosted gold mineralization exhibits good gold grade continuity. The mineralization occurs generally as east-west striking, steeply south dipping, vertically attenuated lenses with local flexures and tapered flanks. The LBZ1 Lens is the largest continuous lens of mineralization defined to date. It extends laterally east-west for at least 280m, vertically for at least 1,000m, and reaches 43m in true thickness. The resource mineralization true thicknesses average approximately 11m, at the LBZ, 13m at the UBZ, and 9m at the YD and 7m Lucky Zones.

     The current resource estimate is based on a US$600/oz gold price. There is potential to increase the true thicknesses in some of the resource drill hole intersections if a lower incremental cut-off grade is used in future resource estimates that are based on higher gold prices.

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     There is also evidence that there are a number of subparallel, possibly anastomosing, generally east-west striking, alteration corridors that host the resource lenses defined so far. Drilling history on the project has demonstrated that these lenses may grow and merge with adjacent lenses as the results for infill drilling become available. As more information becomes available, it may be possible to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

RECOMMENDATIONS The following work is warranted:

1.	Continue the surface drilling program.

2.	Complete the active underground exploration program on the syenite-hosted mineralization at the YD Project.

3.

Update the Micon (2004) open pit resource estimate based on revised gold price, pit optimization, recently completed drill holes for which results were not available at the time of writing of this report, and other resource estimation parameters.

4.	Continue data verification and validation program on drill holes that support open pit and UBZ resources, particularly in reference to underground workings surveying.

5.	Review the capping levels prior to the next resource estimate.

6.

As new data become available, carry out trend analysis work including grade, thickness, and grade-times-thickness contouring on longitudinal projections, and geostatistical studies to determine possible plunge orientations and ranges of continuity for each lens.

7.	Continue to refine the diabase wireframes.

8.	Construct updated wireframes for the main rock types.

9.	Try to correlate continuous alteration corridors using the gold assays at a low cut- off grade, the multi-element data, and other information.

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10.	Construct mineralization wireframes at a number of incremental cut-off grades to develop a preliminary tonnage-grade curve for the YD Project underground syenite-hosted resources.

11.	Continue to carry out detailed structural mapping of surface outcrops, pits and underground workings.

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NORTHGATE MINERALS CORPORATION

2 INTRODUCTION AND TERMS OF REFERENCE

     In January 2008 Northgate staff prepared an estimate of the Mineral Resources of the Lower Boundary Zone (LBZ), Upper Boundary Zone (UBZ), Lucky Zone (LKY), Lower Lucky Zone (LL1) and the Young-Davidson Zone (YD1-4 Zones) at the Young-Davidson Property (YD Property), Ontario for the company. This work is preparatory to a Preliminary Assessment of the economic viability of a proposed mining project at the YD Property. The YD Property is located immediately west of the village of Matachewan, Ontario, and lies approximately 95 kms west of the town of Kirkland Lake.

     Northgate Minerals Corporation, formerly known as Northgate Exploration Limited up until May 14, 2004, is a gold and copper mining company. Northgate's assets include the 300,000-ounce per year Kemess mine in north central British Columbia and the adjacent Kemess North deposit. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

     On November 2, 2005, Young-Davidson Mines, Limited (YDM) became a wholly owned subsidiary of Northgate and on August 1, 2006, YDM, Northgate Minerals Corporation, Northgate Resources Limited, and Kemess Mines Ltd. were amalgamated as one company under the name of Northgate Minerals Corporation. Northgate owns 100% of the mineral rights to all of the mineral resource related claims at the Young-Davidson Mine (YD Mine) and the adjoining Matachewan Consolidated Mines (MCM) Mine (MCM Mine). Northgate also holds the mineral rights to a large number of claims that are contiguous with the two mine properties. The contiguous claim block that covers the YD Mine, the MCM Mine, and the surrounding extensions, is referred to as the YD Property and the Young-Davidson Project (YD Project). The YD Project open pit and underground Mineral Resources were reported in a 2004 technical report by Micon International Limited (Micon). The YD Project was formerly known as the Matachewan Project (Micon, 2004)

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NORTHGATE MINERALS CORPORATION

     Northgate began a significant surface drilling program in early 2006 designed to confirm and expand the underground resources at the YD Mine. The results of this work formed the basis of a NI 43-101 resource statement dated January 12, 2007. During 2007 Northgate drilled a further 52 drill holes and wedge holes (YD06-28 to YD07-56) up until December 20, 2007, which is the data cut-off date for the resource estimate discussed in this report. Northgate has drilled two new holes on the MCM property to locate mining voids and confirm the results of a cavity monitoring survey. In addition, a surface drill program is near complete targeting specific areas of the open pit resource, where there is potential for resource additions. By cut-off date 34 of 55 holes had received results, and they together with previous drilling will form the dataset for a new Open Pit resource targeted for completion by second quarter 2008.

     The author, Carl Edmunds has not changed any of the Micon resource estimates that are unaffected by new drilling information reported herein. Consequently, this report presents new underground resource estimates for the LBZ, UBZ, the Lucky Zone, Lower Lucky Zone, and the YD Zone. The Micon (2004) estimates for the open pit resources remain the current mineral resource estimates for these areas.

     On September 25, 2006, Northgate announced that the permits required to commence an advanced underground exploration program at the YD Property were granted by the Ontario government. The project’s underground ramp development and shaft dewatering has been completed to a depth of 275m from surface.

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     This report has been prepared by Carl Edmunds M.Sc., P.Geo., Exploration Manager for Northgate who has been involved in the project and visited the site numerous times since acquisition in November 2005. Activities include acquisition due diligence review on the Micon 2004 resources in July 2005, early stage 2006 program design and supervision, on-going monthly to quarterly site visits to review results and preparation of resource updates. The most recent inspection prior to the writing of this report was November 12-17, 2007. Jim Janzen, P.Geo. is the YD project’s Senior Geologist since January 2006, with responsibilities for current exploration program design, the daily execution of the surface drilling and geologic interpretation of results. This report acknowledges the new data that staff geologists have collected since January 2006, as well as the data collected by previous groups of geologists that have worked on the property.

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LIST OF ABBREVIATIONS

     In this report, monetary units are Canadian dollars (C$) unless otherwise stated. The metric system of measurements and units has been used unless otherwise specified. Gold grades are measured in grams per tonne. Tonnage is expressed in metric tonnes. A table showing abbreviations used in this report is provided below.

TABLE 2-1

LIST OF ABBREVIATIONS

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Abbreviation	Meaning	Abbreviation	Meaning
Au	Gold	in.	inch
Ag	Silver	kms	kilometers
oz/ton	ounces per ton	m	m
tonne	Metric ton	cm³	cubic centimeter
tpd	tonnes per day	$ or C$	Canadian $ (all costs)
tpy	tonnes per year	NSR	Net Smelter Return
lb	pound	HW	Horizontal Width
g	grams	LOMP	Life of Mine Plan
g/t	grams per tonne	DDH	Diamond Drill Hole
oz	troy ounce (31.1035g)	AQ	Drill core (diameter approx. 1.06in.)
ppm	parts per million, g/t	BQ	Drill core (diameter approx. 1.42in.)
ppb	parts per billion	NQ	Drill core (diameter approx. 1.89in.)

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3 RELIANCE ON OTHER EXPERTS

     This report has been prepared by Carl Edmunds, Exploration Manager for Northgate Minerals Corporation (Northgate). The information, conclusions, opinions, and estimates contained herein are based on:

  Information available to Northgate at the time of preparation of this report,

  Assumptions, conditions, and qualifications as set forth in this report, and

  Data, reports, and other information available to Northgate and other third party sources.

     For the purpose of this report, Northgate has relied on ownership information gathered by the legal firm Fraser-Milner-Casgrain when the Young-Davidson project was acquired in 2005. Since that time land services have been provided by EG Resource Consultants Inc. of North Vancouver. Information on relevant environmental and other permits has been provided by Colin Webster of Blue Heron – Environmental Management. The author of this report has not independently researched property title or mineral rights and expresses no opinion as to the ownership status of the property.

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4 PROPERTY DESCRIPTION AND LOCATION

PROPERTY LOCATION

     The YD Project is located immediately west of the village of Matachewan, Ontario, and approximately 95 kms west of the town of Kirkland Lake, Ontario (Figure 4-1) (47°56'48.41"N Latitude, 80°40'28.08"W Longitude).

PROPERTY DESCRIPTION

     The YD Project is comprised of 210 tenures related to mining claims, mining leases, patents, and licences of occupation that were acquired either through staking, application, or option agreements (Figures 4-2 and 4-3 and Table 24-1 in Appendix 1). Generally small groups of claims are collectively converted into mining leases so the number of tenures represents the original number of claims. The project consists of 121 staked mining claims, 39 mining leases, two patented claims, and two licences of occupation, covering approximately 754 hectares of surface rights and 4,908 hectares of mining rights (Table 4-1). The YD Property can be subdivided into eight claim groups based on agreements and the original claim owners, which included: Fred S. Kiernicki and Mark A. Fekete (Kiernicki-Fekete); Matachewan Consolidated Mines (MCM); Robert B. Schaus/Donald J. Clarke/John Shirriff (Schaus-Clarke-Shirriff); Sedex Mining Corp. (Sedex); John Shirriff (Shirriff); Welsh Estate (Welsh); Opawica and YDM.

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TABLE 4-1 PROPERTY TENURE SUMMARY

Northgate Minerals Corporation – Young-Davidson Project, Ontario

						Mining	Surface
		Mining	Licences of		Total	Rights	Rights
Claim Groups	Claims	Leases	Occupation	Patents	Tenures (hectares) (hectares)
Kiernicki & Fekete	3				3	49	0
MCM	1	8	1	1	24	372	53
Schaus, Clarke & Shirriff	19	1			28	466	0
Sedex	18				18	329	0
Shirriff	3	8	0	0	36	597	418
Welsh		2			2	25	25
Opawica	49	5			54	877	24
YDM	28	15	1	1	45	2194	233
Totals	121	39	2	2	210	4908	754

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FIGURE 4-1 LOCATION MAP

Hudson Bay
N
Manitoba
Ontario
Québec
Timmins
Kirkland Lake
Rouyn-Noranda
Matachewan
Kilometres
Red Lake
Pickle Lake
Kenora
Sioux Lookout
ONTARIO
MATACHEWAN
Québec
Thunder Bay
Lake Superior
Timmins
Rouyn-Noranda
Chapleau
Kirkland Lake
Val d'Or
Sault Ste Marie
Sudbury
North Bay
Ottawa
Lake Michigan
Lake Huron
U. S. A.
Toronto
Lake Ontario
Windsor
Lake Erie
0 100 200 300 400 500
Kilometres
January 2007

Figure 4-1

Northgate Minerals Corporation

Young-Davidson Mine
Matachewan, Ontario

Location Map

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FIGURE 4-2 LAND TENURE

YOUNG-DAVIDSON
PROPERTY
OPAWICA LAND
OPAWICA LAND

TOWNSHIP / AREA
POWELL

PLAN
G-3216

ADMINISTRATIVE DISTRICTS / DIVISIONS

Mining Division	Larder Lake
Land Titles/Registry Division	TIMISKAMING
Ministry of Natural Resources District	KIRKLAND LAKE

TOPOGRAPHIC

Land Tenure

LAND TENURE WITHDRAWALS

IMPORTANT NOTICES

LAND TENURE WITHDRAWAL DESCRIPTIONS

FIGURE 4-2

LAND TENURE

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NORTHGATE MINERALS CORPORATION

FIGURE 4-3 CLAIM MAP

Powell Twp.
OPAWICA
Cairo Twp.
N
Matachewan
Yarrow Twp.
Kimberly Twp.
Young-Davidson Property
YDM - 100%
Subject to Agreement with:
Matachewan Consolidated Mines
Shiriff
Sudan Mining Corp.
Kiernicki & Fekete
Schaus, Clarke, Shiriff
Welsh
0
1000
2000
3000
4000
Metres
January 2007
Source: Northgate Minerals Corp., 2006.
Northgate Minerals Corporation
Young-Davidson Mine
Matachewan, Ontario
Claim Map
Opawica

Figure 4-3

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NORTHGATE MINERALS CORPORATION

     The claims are located in the southeast corner of Powell Township, the northeast corner of Yarrow Township and the southwest corner of Cairo Township. All claims are situated within the Larder Lake Mining Division and the claims are contiguous. All of the mining leases and patented claims have been surveyed.

     The mining and surface rights related to 24 claims and nine leases have been withdrawn due to Ontario’s Living Legacy and the Temagami Land Caution. In September of 2007 the Land Caution was lifted on all mining claims except those withdrawn under Ontario’s Living Legacy legislation; however the map shown in Figure 4-4 does not reflect the recent change. None of the withdrawn claims and leases affect the YD Project resource estimates.

     The withdrawn claims and leases affected by Ontario’s Living Legacy are related to Ontario government Order Nos. W-LL-F 1600/02 ONT and W-LL-F 1715/02 ONT. Map references and more information can be found at the Ministry of Northern Development and Mines (MNDM) website.

     Twenty-eight mining claims L494591-L494595, L495895-L495899, L523116-L523119 and L523141-L523145 form part of the Schaus-Clarke-Shirriff claim group, where Northgate is the recorded holder of 20% interest and Mr. Schaus holds 80% interest. Following the death of Mr. Schaus, the Schaus title to these mining claims was not passed along to an heir, and the question of ownership remains outstanding. A special hold status was assigned to these claims. In order to remove this hold status, the MNDM must make application to the Lieutenant Governor in Council to have the claims validated. These claims are located in the southwest part of the land holdings, and do not contain any resources.

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NORTHGATE MINERALS CORPORATION

FIGURE 4-4 WITHDRAWN CLAIMS

Powell Twp.
Cairo Twp.
N
Matachewan
Yarrow Twp.
Kimberly Twp.
0 1000 2000 3000 4000
Metres
Young-Davidson Property
Temagami Land Action
Living Legacy Withdrawn Area
Temagami Land Action and Living Legacy Withdrawn Area
January 2007
Source: Northgate Minerals Corp., 2006.

Figure 4-4

Northgate Minerals Corporation

Young-Davidson Mine
Matachewan, Ontario

Native Land Action & Living Legacy Withdrawn Claims

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NORTHGATE MINERALS CORPORATION

AGREEMENTS

     The YD Project original owners of the claims included MCM, George Welsh, John Shirriff, Robert Schaus/John Shirriff, and YDM. Northgate currently owns a 100% interest in all these claims, except the Schaus-Clarke-Shirriff claims, either by direct ownership or via option agreements. In regard to the Schaus-Clarke-Shirriff claim group, Northgate currently holds a 20% interest. The remaining 80% interest in the claims resides with Robert Schaus, who is deceased. Northgate is working with the heirs of the Schaus estate to arrange for the transfer of the remaining 80% interest in these claims to Northgate.

     In order to maintain its option agreement valid with MCM, Northgate must pay all municipal and land taxes. As well, during periods of economic force majeure (whenever the price of gold is less than US$400 per ounce), Northgate must pay a non-recoverable option payment at the commencement of every six-month period of US$3,750. If, at any time during the six-month period the price of gold exceeds US$400 per ounce, Northgate will pay a US$7,500 recoverable advance royalty payment. Northgate is obligated to provide quarterly reports to MCM on the progress of any work completed on the land holdings, along with sufficient production and financial information to enable MCM to verify the correctness of any production royalty paid to MCM.

     During periods of production and at a base gold price of US$270 per troy ounce, a royalty of US $1.00 will be paid per ton of ore mined and processed from the MCM property. When applicable, an additional royalty will be paid on each ounce recovered in each quarter to compensate for any increase in price received over US$270 per ounce. This will amount to 5% of the increase in price per ounce recovered above the base rate of US$270. The price will be based on the average quarterly price of gold sold on the free market during the quarter in which the gold is shipped.

     In order to maintain its option agreement with Welsh, Northgate must pay an advance royalty of C$1,500 per twelve month period during periods of economic force majeure.

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NORTHGATE MINERALS CORPORATION

During periods of production, Welsh shall receive C$1.50 per ton of ore mined and processed from the property, or 20% of the net profits (until such time as 0.5 million tons have been mined after which the net profits interest is 25%), whichever shall be greater.

     The agreement with Mr. Shirriff has no ongoing obligations to fulfill in order to maintain its good standing. However, a 2% Net Smelter Return is retained by Mr. Shirriff. Similarly, the agreement with Schaus-Clarke-Shirriff has no ongoing obligations, and it too has a 2% Net Smelter Return which currently accrues to the Schaus estate.

     On May 28, 2007 Northgate entered into an option and joint venture agreement whereby Northgate acquired 10,000,000 shares of Opawica to fund 2007 exploration on Opawica properties in Matachewan. This expenditure ($1,078,590) on 14 Opawica claims on the northern contiguous boundary of Northgate's YD property have earned Northgate a current 100% interest in the surface rights to these claims, and a future 55% interest in Opawica's mineral rights in the Matachewan area by May 28, 2010 subject to a cumulative exploration expenditure of $2 million.

ENVIRONMENT

CURRENT SETTING

     Mining activities have taken place in the area since the Young-Davidson Mine and the Matachewan Consolidated Mine were in production from the 1930s to the 1950s. Remnant environmental liabilities associated with the YD Property are typical of historical mine sites and include four inactive tailings areas, several mine workings such as shafts and raises, near surface crown pillars, open stopes, small pits, as well as abandoned and partially demolished surface foundations.

     None of the existing mine hazards have been subjected to remediation or reclaimed to current standards. Several of the mine hazards are located on land to which Northgate Minerals does not currently own title to. Title to these area lands will be acquired, as needed, for future project developments. It is expected that all remnant mine hazards would be adequately addressed and reclaimed to appropriate standards as part of future mine development scenarios.

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NORTHGATE MINERALS CORPORATION

     In response to a 1990 tailings spill and resultant reclamation of the breached Matachewan Tailings Area 1 by the Ontario government, a construction lien in the amount of $383,434 was placed against Matachewan Consolidated Mines to recover incurred costs associated with the remedial stabilization measures. Northgate is proposing to acquire the title to these tailings from MCM as integral to future developments. It is presumed that this lien would need to be removed.

     In 2007 Northgate initiated advanced exploration activities at the YD Property authorized under the following approvals and authorizations:

1.	Ministry of Northern Development and Mines - Mine Closure Plan with a corresponding financial assurance of $539,100.

2.	Ministry of Environment – Certificate of Approval for Industrial Sewage Works for the discharge of mine effluent to the Montreal River.

3.	Ministry of Environment - Permit to Take Water for dewatering MCM Mine workings.

4.	Ministry of Natural Resources – Clearance letter for resumption of use of the mine dewatering pipeline in the Montreal River.

5.	Department of Fisheries and Oceans – Clearance letter for installation and operation of the mine dewatering pipeline for discharge of mine effluent to the Montreal River.

6.	Transport Canada – Clearance letter for installation of a mine dewatering pipeline in the Montreal River.

COMMUNITY CONSULTATIONS

     In 2007, Northgate held a number of public information sessions in the Town of Matachewan, Matachewan First Nation, as well as the Towns of Elk Lake and Kirkland Lake. Updates of advanced exploration activities as well as introductions to proposed future mine developments were presented at the public open houses. Feedback to date generally supports the YD Property and it is recognized by the local communities as a development that will provide significant socio-economic benefits to the area.

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NORTHGATE MINERALS CORPORATION

     Northgate is working diligently to establish and maintain a cooperative relationship with the Matachewan First Nation (MFN). The MFN is the closest First Nation to the YD Property site located approximately 10 km north of the Town of Matachewan. The MFN is one of seven First Nation community members of the Wabun Tribal Council, is a signatory of Treaty 9, and is affiliated with the Nishnawbe-Aski Nation.

     This relationship recognizes the unique cultural, land use, employment and training needs, and environmental interests of the MFN. The MFN have been approached on all environmental-related matters associated with the YD Property to date, and its members have been given the opportunity to obtain employment and related training opportunities at the YD Property, during the exploration and advanced exploration stages.

FEDERAL ENVIRONMENTAL ASSESSMENT

     Consideration of historical environmental impacts and anticipated regulatory permitting processes, have figured prominently in the development of the preliminary layouts, designs and operating procedures for the YD Property. These include consideration of the implications of design alternatives from an environmental approvals perspective related to such key project components as the tailings impoundment area (TIA) and the realignment of Highway 566.

     In order to confirm the applicability (if any) of the Federal Environmental Assessment process as per the Canadian Environmental Assessment Act (CEAA) in the context of proposed future mine developments, a comprehensive description of the YD Project (YD Prospectus) was prepared and submitted to several federal agencies in July 2007 (AMEC 2007). Federal agencies participating in the Prospectus review process included Natural Resources Canada, Fisheries and Oceans Canada, Indian and Northern Affairs Canada, Environment Canada, Transport Canada and Health Canada, all supported by the Canadian Environmental Assessment Agency.

     On September 19, 2007 the Canadian Environmental Assessment Agency informed Northgate that the Federal agencies had completed their review of the Prospectus and determined that the project design as presented in the Prospectus did not present any triggers for the CEAA process.

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NORTHGATE MINERALS CORPORATION

PROVINCIAL ENVIRONMENTAL ASSESSMENT PROCESSES

     In the absence of a federal review process as per the requirements of CEAA, the project would still be subject to provincial regulatory reviews and approval processes.

     It is anticipated that three Provincial Class Environmental Assessments (EA) will need to be completed based on the current project design:

1.	Ministry of Transportation (MTO) Class EA for Provincial Transportation Facilities;

2.	Ministry of the Environment (MOE) Class EA for Electricity Projects; and

3.	Ministry of Natural Resources (MNR) Class EA for MNR Resource Stewardshipand Facility Development Projects.

     A MTO Class EA will be required for relocation of Highway 566 around site facilities.

     The proposed power line for the YD Project is greater than 2km in length and in excess of 115kV which dictates that a MOE Class EA for minor transmission facilities be completed.

     A portion of proposed tailings impoundment area and the 115kV transmission line is expected to be located on Crown land administered by MNR (pending land tenure investigations). As such, the MNR Class EA process would apply to dispositions of crown lands.

     There is also a requirement for a Declaration Order under the Mining Act from the Ministry of Northern Development and Mines (MNDM) for disposition of mining lands.

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NORTHGATE MINERALS CORPORATION

FEDERAL ENVIRONMENTAL APPROVALS

     A small number of Federal environmental approvals are anticipated to be required or are potentially required for the construction and operation of the YD Project as listed in the following table.

TABLE 4-2 POTENTIAL FEDERAL APPROVALS

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Permit/License	Agency	Description
Responsible
Approval of Works in Navigable	Transport	Construction of transmission line
Waters	Canada	crossing over the West Montreal
Navigable Waters Protection Act		River.
Letter(s) of Advice	Fisheries and	Disruption to creeks and ponds
Fisheries Act	Oceans Canada	supporting fish populations; approval
for groundwater dewatering effects.
License for a Magazine for	Natural	Construction and operation of an
Explosives	Resources	explosives magazine.
Explosives Act	Canada

PROVINCIAL ENVIRONMENTAL APPROVALS

     There are five primary Provincial agencies that will approve construction of a mine on the Young-Davidson Property: MNDM, MOE, MNR, MTO and the Ontario Energy Board (OEB).

     The MNDM has a responsibility to ensure the orderly development of mineral resources in the Province, including responsibilities for the disposition of Crown lands for mining, as well as primary responsibility for mine closure activities.

     The MOE grants permits and approvals that address Young-Davidson Project aspects related to surface and ground waters, air quality (including noise) and waste management.

     The MNR’s role is to ensure the protection and wise use of Crown resources, not otherwise disposed such as through the Mining Act administered by MNDM.

     MTO has responsibility for provincial owned highways and administers the construction, modification and maintenance of highways throughout the province.

     The OEB has responsibility for energy-related approvals, including approval to construct transmission lines. It operates as an adjudicative tribunal and carries out its regulatory function through oral or written public hearings.

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NORTHGATE MINERALS CORPORATION

     The following table summarizes the main provincial approvals anticipated to be required or likely to be required for construction and operation of the Young-Davidson Project. This list is based on other similar projects as well as pre-consultation with government agencies.

TABLE 4-3 POTENTIAL PROVINCIAL APPROVALS

Northgate Minerals Corporation – Young-Davidson Project, Ontario
Permit/License/Assessment	Agency	Description
Responsible
Closure Plan Amendment	MNDM	For mine production
Mining Act
Comprehensive Certificate of Approval	MOE	Approval to discharge air
– Air and Noise		emissions and noise
Environmental Protection Act
Amendment to Certificate of Approval	MOE	Approval to treat and discharge
– Industrial Sewage Works		effluent (mine/pit water, TIA,
Ontario Water Resources Act		septic field, oil water separator)
Certificate of Approval	MOE	Operation of a landfill and/or
– Waste Disposal		waste transfer site
Environmental Protection Act
Permit to Take Water	MOE	Water taking from surface or
Ontario Water Resources Act		ground water (multiple permits
expected to be required)
Authorization for Water Crossing	MNR	Bridge/culvert construction (if
Lakes and Rivers Improvement Act		needed)
Forest Resource License (Cutting Permit)	MNR	Clearing of Crown merchantable
Crown Forest Sustainability Act		timber
Plans and Specifications Approval	MNR	Dams and dikes in watercourses,
Lakes and Rivers Improvement Act		including TIA
Work Permit	MNR	Work/construction on Crown land
Public Lands Act		(multiple permits expected to be
required)
Land Use Permit	MNR	Temporary form of tenure for
Public Lands Act		Crown land (transmission line)
Entrance, Building-Land Use,	MTO	For new entrances onto
Encroachment and Commercial Signage		provincial highway corridors or
Permits		other activities within highway
Public Transportation and Highway		ROW’s
Improvement Act
Leave to Construct	OEB	Approval to construct a
Ontario Energy Board Act		transmission line

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NORTHGATE MINERALS CORPORATION

Figure 4-5 Site Plan

NORTHGATE MINERALS CORPORATION

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Refer to Section 5 of the January 2007 Technical Report: "The Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario".

Material upgrades to surface and underground infrastructure since January 2007 are discussed below.

     In fall of 2006, Northgate commenced excavating an exploration decline as well as dewatering the existing workings. There is currently a 22 person camp at the site and there are several service buildings erected and in use to support the on-going decline excavation and dewatering program. At date of writing the decline had advanced 1,800m from the portal approaching a depth of 275m from surface. Dewatering of underground workings is facilitated via the MCM #3 shaft which is serviceable to the 8th level or 330m from surface.

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NORTHGATE MINERALS CORPORATION

6 HISTORY

Refer to Section 6 of the January 2007 Technical Report: “The Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario”

Northgate’s exploration activities since acquiring the project in late 2005 are summarized in the Table 6-1 below:

TABLE 6-1 WORK HISTORY

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Period	Company	Company*
2006	Northgate	43 drill holes and wedges from
30,778m of drilling at YD.
2007	Northgate	52 drill holes and wedges from
36,630m of drilling at YD. 11 drill
holes from 3,532m of drilling at Oka.
34 drill holes from 2,646m of drilling
at YD Open Pit area.
2007	Opawica/Northgate	22 drill holes from 8,139m of core
	JV	drilling on Walker claim group.

* Bolded sections pertain to resource estimate documented herein.

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NORTHGATE MINERALS CORPORATION

7 GEOLOGICAL SETTING

Refer to Section 7 of the January 2007 Technical Report: “The Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario”

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NORTHGATE MINERALS CORPORATION

8 DEPOSIT TYPES

     The Young-Davidson deposit comprised of the Lower Boundary Zone (LBZ), Upper Boundary Zone (UBZ), Lucky Zone (LKY), Lower Lucky Zone (LL) and the Young-Davidson Zone (YD 1-4 Zones) can be described as an Archean, syenite-hosted gold deposit. The gold mineralization is mostly related to quartz veinlet stockworks and disseminated pyrite mineralization, and is frequently associated with broader zones of potassic alteration.

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9 MINERALIZATION

     At least five styles of gold mineralization are recognized at the YD Project. They are described in detail in Micon (2004) and Rhys (Panterra Geoservices Inc., 2003).

1.	Syenite-hosted gold mineralization

2.	Mafic volcanic-hosted gold mineralization (MCM Mine)

3.	Timiskaming sediment-hosted gold mineralization

4.	Ultramafic-hosted gold mineralization

5.	Hanging wall contact gold mineralization

     Essentially all of the historical production at the YD Project and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current open pit and underground resources are also related to syenite-hosted gold.

     The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

     At least two orientations for the quartz veins and veinlets are recognized. Most dip gently to the north and are ladder-type flat veins and some dip steeply to the north. The flat veinlets are common in the large outcrop exposures and small pits on surface. Previous workers noted that the syenite-hosted gold mineralization is generally more extensive and lower grade near surface and appears to be more channeled and concentrated into higher grade corridors at depth (SWRPA, 2007).

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NORTHGATE MINERALS CORPORATION

     Ore shoots within the syenite may plunge moderately to the southwest parallel to the L3 lineation (Panterra Geoservices Inc., 2003), however, a strong vertical down dip attenuation and plunge direction is indicated by the historical open pits and underground stopes. The current mineralization wireframes suggest that the mineralization may plunge steeply to the south-southwest or rake subvertically to moderately to the west. Actual plunge direction(s) for the underground syenite-hosted gold mineralization will become more evident as new data become available.

     The current Northgate underground and Micon open pit mineralization wireframes are shown in Figure 9-1. The 2004 Micon open pit mineralization wireframes are shown in red and are mostly hidden by the Micon pit shell in brown. Historical underground development, the Lower YD glory hole stope, and the UBZ stopes are shown in black. The Northgate mineralization wireframes are shown in other colours that are described below and shown in more detail in Figure 9-2.

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NORTHGATE MINERALS CORPORATION

FIGURE 9-1 3D PERSPECTIVE SHOWING MINERALIZATION WIREFRAMES

     The underground mineralization has been subdivided into four main zones, three of which comprise numerous lenses. Some lenses are formed from a number of discrete solids that are the result of clipping mineralization solids with the barren diabase dikes or from relative stratigraphic correlations. The approximate lateral and vertical extents for the main zones of underground mineralization are summarized in Table 9-1.

TABLE 9-1 LATERAL AND VERTICAL EXTENTS FOR THE MINERALIZED ZONES

Northgate Minerals Corporation – Young-Davidson Project, Ontario
		Approximate	Approximate	Approximate	Approximate
		Easting	Easting	Elevation	Elevation
Zone	No. of	Minimum	Maximum	Minimum	Maximum
Name	Lenses	(m)	(m)	(m)	(m)
YD	4	22,700	23,080	8,950	9,930
Lucky	2	22,875	23,330	8,930	10,120
LBZ	2	22,900	23,620	8,820	10,030
UBZ	1	23,470	23,830	9,580	10,150

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NORTHGATE MINERALS CORPORATION

     The YD Zone is comprised of four lenses based on their relative stratigraphic positions with respect to the syenite footwall. YD Lens YD2 (red) is currently the northernmost of the YD lenses and is located closest to the syenite footwall. It is the down plunge extension of the old Young-Davidson glory hole mineralization, which is also known as the “carrot”. The Lucky (LKY) and Lower Lucky (LL1) zones appear as eastern en-echelon structures to the syenite footwall YD2 wireframe.

     YD Lens YD1 (blue) is the main body of continuous mineralization at depth in the YD area and it is situated slightly to the south of Lens YD2. A diabase dike (Dike-F), cuts the main part of Lens YD1 into two separate solids. The other two YD lenses (YD3 & 4) are en-echelon structures located above and hangingwall to the main YD1 lens.

     A Lower Boundary Zone solid (LBZ2) is interpreted to correlate with YD1 at and below the 9,440m elevation east of Dike F. Lens LBZ1 is located to the east and footwall to the LBZ2 lens and it correlates with the UBZ wireframe (magenta) located further east separated by a major zone of dykes.

     The general arrangement of the solids is that of near continuous over-lapping en-echelon zones, which step to the right in plan going from east to west. Down dip the individual solids appear to dip steeper than their enveloping surfaces, such that the base of a given solid is overlapped by the top of an adjacent one occurring in the hangingwall.

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NORTHGATE MINERALS CORPORATION

FIGURE 9-2 3D NORTH VIEW LONGITUDINAL SHOWING UNDERGROUND MINERALIZATION WIREFRAMES

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NORTHGATE MINERALS CORPORATION

10 EXPLORATION

     Northgate acquired the YD Project in November 2005. Essentially, all of the exploration work completed by Northgate has been surface diamond drilling and this is summarized in the next section.

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11 DRILLING

     Northgate began a deep surface drilling program in early 2006 designed to confirm and expand the underground resources at the YD Property. This work was completed by Forage Orbit, of Val D’Or Quebec. Northgate drilled 95 drill holes and wedge holes (YD06-01 to YD07-56) totaling 67,408.2m up until late December 20, 2007, which is the data cut-off date for the resource estimate discussed in this report. Resource intersections were defined in 59 of the 95 holes drilled by Northgate. Of the Northgate holes an additional three drill holes contain isolated intersections that may be incorporated into future resource estimates and eighteen holes had to be abandoned, due to deflection or other technical concerns. Seven holes intersected diabase at mineralization projections which should happen less frequently in the future as the accuracy of the deeper portions of the diabase wireframes improves. Another five drill holes yielded sub-economic intersections, which is normal in drill holes that delimit zone extremities. Overall, approximately two thirds of the drill holes that reached their targets were successful in expanding the underground resources reflecting a high success ratio for a technically challenging deep drilling program on gold mineralization in a complex geological environment.

     Northgate has only drilled two new holes on the MCM property for stope monitoring purposes. MCM is considered a lower priority exploration target that should receive drill holes later in 2008. At time of writing results had been received for thirty four Open Pit area drill holes. This is part of an on-going program to expand and confirm the Micon 2004 Open Pit resources and will be reported on at a future date.

     The Northgate drilling database for the YD Project currently contains some 1,319 surface and underground diamond drill holes totaling 233,696.6m. Current open pit and underground resources extend from approximately 22500 to 24000E. Between these coordinates the YD Resource Database contains 783 surface and underground diamond drill holes totaling 174,714.8m (Table 11-1). The YD Resource Database surface and underground drill hole traces and the underground mine development are shown in Figure 11-1.

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NORTHGATE MINERALS CORPORATION

     The gold mineralization has a fairly uniform dip of -70o to the south and an east west strike, described in greater detail below. The relationship between the sample length and true thickness of the mineralization varies with the inclination of the drill holes and the dip of the deposit where it is intersected. The true thickness of the mineralization is interpreted using the Vulcan software to measure the thickness on cross sections as described below.

TABLE 11-1 DRILLING SUMMARY

Northgate Minerals Corporation – Young-Davidson Project, Ontario

	Minimum	Maximum	Number of	Total Length
Time Period	Hole No.	Hole No.	Holes	(m)
Unknown	BM1U	BM5U	5	826.0
Unknown	V-1	V-7	6	1021.6
1930s to 1950s	YD70	YD130	32	2210.4
1930s to 1950s	MCM46	MCM1312	280	22274.4
1980	MC80-30	YD80-62	63	5475.9
1986	YD86-01	YD86-97	84	9793.2
1988	YD88-01	YD88-10	10	1183.2
1989	YD89-01	YD89-10	10	3978.3
1990	YD90-01	YD90-34	30	18891.5
1995	MCM9502	YD9599	102	31827.4
1996	MCM9619	YD9616A	35	5778.6
1997	WL9701	YD97137	15	1887.9
2003	M03-42	M03-65	13	2096.1
2006	YD06-01	YD06-27	43	30777.9
2006 (water)	MW-06-03	MW-06-05	3	62.1
2007	YD06-28	YD07-56	52	36630.3
			783	174714.8

* Historical compilation for mine and resource related drill holes (22500E to 24000E).

DRILL LOGS

     A complete set of drill logs are available for the drilling by Pamour from 1980 to 1995, the drilling by Royal Oak from 1996 to 1997, by YDM in 2003, and by Northgate in 2006 and 2007. The drill logs related to mostly underground drilling at both mines from the 1930s to 1950s no longer exist, however, the drill hole traces and assays have been digitized from level plans and sections. All of the 2006-2007 core was photographed prior to splitting.

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NORTHGATE MINERALS CORPORATION

FIGURE 11-1 SURFACE PLAN SHOWING DRILLING AND UNDERGROUND OPENINGS

11000 N
10500 N
10000 N
22500 E
23000 E
23500 E
24000 E
24500 E

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NORTHGATE MINERALS CORPORATION

DRILL COLLAR AND DOWN HOLE SURVEYS

     Collar survey records by professional land surveyors are available for most of the 1988 to 1996 drill holes and all of the 2006 and 2007 drill holes. It is assumed that most of the pre-1988 surface drill hole collars were not surveyed and were chained from the exploration grid lines. The collar coordinate uncertainty in these older holes could be in the order of plus or minus ten metres or so, which is insignificant for drill hole intersections that are spaced at 30 to 150m apart. It is believed that the underground drill holes are accurately located with respect to the surface drill holes; however it is known that an approximate 1.25 degree rotational difference exists between the modeled underground workings’ position and the present locations of underground drill collars. The shaft collars have been surveyed and the MCM Mine was partially dewatered and remapped in 1997.

     In 2007 the project was converted over to metric NAD 83 UTM survey base and the details for this translation are documented in company files. The conversion amounted to a scale change and an Easting, Northing and Elevation translation from the origin of the imperial survey base. Check surveying of previous holes initially located in the imperial grid is an on-going task which occasionally results in revisions to drill hole collar locations. Most revisions are less than 10m, but one historic drill hole collar (YD86-08) supporting the Micon 2004 open pit resource was found have a 75.4m error in its recorded easting.

     Northgate regularly used a FLEXIT and a gyroscopic instrument to measure hole deviation in order to locate the mineralized zones as accurately as possible. Historical downhole survey tests were taken every few hundred feet or so by using a tropari instrument made by Pajari Instruments Ltd., or a single shot camera and compass instrument made by Sperry Sun, or by using acid tests. Essentially all of the holes since 1980 have downhole survey data.

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NORTHGATE MINERALS CORPORATION

     Mineralization at Young-Davidson generally strikes east-west and dips 75o to the south, however there are localized areas where the orientations can deviate by 40o in strike and 25o in dip. Most drilling from surface has been conducted from south to north, while most underground holes are oriented to transect mineralization at a high angle. Most YD-project core length intercepts do not represent true orthogonal width of mineralization, but rather a variable fraction of the core length intercept, depending on relative orientation of each hole and mineralization. All reported widths in Table 25-1 (Composite Control Intervals) and Section 17 are reported as true thicknesses, and the 3-D wireframe modeling employed herein volumetrically accounts for the acute (<90o) angles between mineralization and drill hole.

     Northgate considers that the locations of all of the surface and underground drill holes in the YD Resource Database are reasonable and that all of the drill holes should be included for resource estimation work.

CORE SIZE

     The 2006-2007 drill holes and one of the 2003 drill holes were drilled with NQ equipment (1 7/8 in. core diameter). Northgate believes that all other surface holes have BQ core (1 7/16 in. core diameter) and that the underground drill holes from the 1930s to 1950s were probably drilled with AQ equipment (1 1/16in. diameter).

CORE RECOVERY

     Core recovery and rock quality designation (RQD) information is available in the 2006-2007 drill logs and is generally absent in the historical drill logs. Over much of the project’s exploration history, core recovery is excellent and the mineralization and its wallrock are very competent.

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12 SAMPLING METHOD AND APPROACH

     Most of the Northgate (2006-07) core and all 2003 drill core were either split in half with a hydraulic core splitter or were split using a diamond core saw by an employee of the company. The Northgate core samples were selected by the logging geologist and labelled with bar coded sample tags. The Northgate samples range in length from approximately 0.3m to 2m and weigh approximately one to four kilograms each. The Northgate half-core samples were bagged and placed in sacks, security sealed, and shipped to ALS Chemex’s sample preparation laboratory in Sudbury. In mid-2007 the company began shipping samples to Swastika Labs, located in the hamlet of Swastika near Kirkland Lake. Samples sent to Swastika were transported by company technical personnel in rice sacks that are not security sealed as there are no transfer points where the samples are beyond Northgate’s control and supervision.

     Details on the historical core splitting practices are not available; however, mechanical core splitters were likely used.

SAMPLE LENGTHS

     The following table refers to the 2,481 samples that are situated within the nine mineralization wireframes and that were used to estimate resources as the resource assays. Resource assay samples have lengths ranging from 0.1m to 47.9m and average 1.45m. (Table 12-1).

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TABLE 12-1 RESOURCE ASSAY SAMPLE LENGTH STATISTICS

Northgate Minerals Corporation – Young-Davidson Project, Ontario

	Number of	Total Length	Minimum	Maximum	Average
Time Period	Samples	(m)	Length (m)	Length (m)	Length (m)
30's-'50's	467	1280.9	0.1	47.9	2.7
1988	21	31.7	0.9	2.1	1.5
1989	98	145.1	0.5	1.8	1.5
1990	620	562.7	0.1	6.3	0.9
1995	290	310.5	0.1	2.7	1.1
1996	33	45.5	0.6	1.6	1.4
2003	5	5.2	0.8	1.4	1.0
2006	583	722.0	0.4	1.8	1.2
2007	364	502.3	0.6	1.7	1.4
Total	2481	3605.9	0.1	47.9	1.4

     The 467 samples from the 1930s to 1950s include 56 samples with lengths greater than 4m, in 29 underground holes on UBZ and 2 underground holes in the YD2 solids. The 56 samples from the 1930s to 1950s represent 2.2% of the total number of resource assays and 17% of the total length. Five of these historic holes are drilled down dip and are in solids that are very tightly constrained. Total samples from the 1930’s to 1950’s represent 19% of the total number of samples and 36% of the total length. The samples from the 1980s and 1990s represent 42% of the total number of resource assays and 30% of the total length. The samples from 2006 and 2007 represent 39% of the total number of resource assays and 34% of the total length.

     Approximately 81% of the resource assays have sample lengths that are less than or equal to 1.524m (5 feet). Some 28% of the resource assays, mostly from the 1990s, have 0.91m (3 feet) lengths and 40%, mostly from 2006-2007 and from the 1930s to 1950s, have lengths between 1.5 and 1.52m (5 feet). Less than three percent of the resource assays have lengths greater than 3.3m.

     It is the author’s opinion that based on the high core recovery, the professional geologist supervision of the sampling process and the geologic control to the sampling, that the samples are representative of the mineralized zones in this resource estimation.

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NORTHGATE MINERALS CORPORATION

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

     Information on the historical methods used for sample preparation and gold assaying are not readily available. Northgate assumes that conventional crushing, pulverizing, and fire assaying techniques were carried out at the YD and MCM Mine laboratories to analyze the 1930s to 1950s core samples. Northgate assumes most of the core samples from the 1980s and 1990s were processed at the Pamour laboratory in Timmins. The 2003 core samples were sent to Swastika Laboratories (Micon 2004) in Swastika, Ontario. The following discussion relates to the 2006-2007 work by Northgate. The labs used for the Northgate work were ALS Chemex (preparation in Sudury or Timmins), and later Swastika Labs in Swastika, Ontario.

SAMPLE PREPARATION

     Upon arrival, the bar coded samples were logged into the ALS Chemex tracking system and weighed. Each core sample was entirely crushed to better than 70% -2mm (minus 10 mesh). A one kilogram split of each sample was then pulverized to better than 85% passing 75 micron (minus 150 mesh). Where indicated, a 250 gram duplicate split of crushed material was taken and pulverized.

     The prepared samples, certified reference material (CRM), and blanks were then shipped overnight to ALS Chemex’s Vancouver laboratory.

     Upon arrival at Swastika Laboratories Ltd. lab, samples are dried followed by crushing the total sample in a half inch jaw crusher, followed by a rolls crusher producing a -10 mesh product. The coarse crush -10 mesh material is riffle split down to 350 grams, using a Jones splitter. The reject material is bagged and tagged for storage. The 350 gram sample is pulverized using a ring and puck pulverizor to produce a pulp which is homogenized and sent for fire assay. CRM and blanks are inserted into the submitted sample stream at the YD site. At Swastika, further CRM reference material is inserted and duplicates are prepared.

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NORTHGATE MINERALS CORPORATION

ANALYSIS

     ALS Chemex Vancouver weighed approximately 50g aliquots for fire assay. Fire assay fusion was by lead flux with a silver collector, with an atomic absorption finish. Each sample was also submitted for a 34 element analysis, by aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. All sample batches were subjected to ALS Chemex’s internal quality control procedures.

     Swastika weighs approximately a 30 gram aliquot for fire assay. Fire assay fusion is by lead flux with a silver collector, with either an atomic absorption finish or a gravimetric finish. All sample batches are subjected to Swastika’s internal quality control procedures, which includes in-house CRM and re-analysis of ~10% of all assays.

SECURITY

     Northgate has implemented a number of measures designed to maintain a high level of security at the core logging facility and at the mine property.

QUALITY CONTROL AND QUALITY ASSURANCE

     No information has been compiled that describes the quality control (QC) and quality assurance (QA) procedures and results for the pre-2003 drilling programs. The 2003 QA/QC procedures are described in Micon (2004), and only one hole from the 2003 drilling affects the Northgate underground resource estimate.

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NORTHGATE MINERALS CORPORATION

     Northgate assumes that blanks and CRMs were not used in the historical drilling programs because this did not become standard industry practice for many mining companies until the early 2000s. The main form of QC/QA in the past would have been periodic reassaying of anomalous samples. Some duplicates are shown on the assay certificates from the 1980s and 1990s.

     Micon (2004) states that some of the 1990 core was resampled and four twinned holes were drilled to verify the gold grades reported from the 1980 drilling campaign.

     The QC and QA results for the Northgate 2006-2007 drilling program as of December 31, 2007 are compiled in a detailed report by Konst (2008 – in prep). A total of 820 sample preparation and analytical quality control samples were submitted, at a frequency of one in 26, along with 19,084 prepared mainstream samples, to ALS Chemex and Swastika Labs during the YD Project 2006-2007 drilling program. This was upped to one in 20 for the last two months of 2007 to account for smaller fusion batches run at Swastika. This amounted to 4.3 percent of the entire population of samples submitted to ALS Chemex and Swastika, including 280 blanks, 290 standards, and 250 reject duplicates. Additionally, 1,768 pulp replicates and 4,353 reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. The main conclusions by Konst (2008) are:

1.	Results from the 280 blanks all indicate that there are no contamination issues. One contamination issue was encountered at Swastika. The associated batch of samples was re-run and revised.

2.

Results from the 290 CRM (RockLabs standards SJ32 and SK33) indicated 26 outliers attributable to be fluxing issues related to the standard reference material only. All outlier standard investigations and non-outlier standard performance indicate that all analytical results are accurate.

3.

Results of 1,615 pulp replicates, over the reported detection limit and below 7.0gpt (0.21oz/ton), indicate that the analytical precision is very good (approximately 7% at the 1.7gpt (0.05oz/ton) cut-off grade). Above 7.0gpt (0.21oz/ton) average precision is 14%.

4.

Results of 4,455 reject duplicates, over the reported detection limit and below 7gpt (0.21oz/ton), indicate that the combined preparation and analytical precision is very good (approximately 13% at the 1.7gpt (0.05oz/ton) cut-off grade). Above 7.0gpt (0.21oz/ton) average precision is 23%, which is still good precision.

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NORTHGATE MINERALS CORPORATION

     It is the author’s opinion that the sample preparation and analytical procedures employed by both labs are adequate and have produced analytical results for the 2006-2007 drilling programs which are accurate and precise and thus suitable for supporting resource and reserve estimation work

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NORTHGATE MINERALS CORPORATION

14 DATA VERIFICATION

NORTHGATE 2007 DATA VERIFICATION

     Collar coordinates for 351 holes with 1,565 down hole survey tests and 14,851 assay intervals were audited and verified for accuracy against a variety of supporting documentation by Northgate personnel working under the direct supervision of the author from October 2007 through December 2007. The author specifically selected these 395 drill holes because they intersected the underground resource solids forming the subject of this report as well as any open pit area resources to be reported on later. Additionally, the data verification extended beyond the limits of the resource solids to include a lower grade envelope that may be used for future resource modeling. The data verification program was designed and supervised by the author.

     Northgate identified and corrected a large number of minor issues related to downhole survey test distance values, rounding, truncation, and calculation errors. A few significant issues related mostly to collar locations, collar orientations, and assay intervals were also identified and corrected. The most significant revisions occurred with the addition of new interval information for 651 assays which were previously reported as much longer composite or summary results in the historic MCM and YD data.

NORTHGATE 2006 DATA VERIFICATION

     Collar coordinates for 41 holes with 2,360 down hole survey tests and 1,137 assay intervals were verified for accuracy against a variety of supporting documentation by Northgate from September 18 through October 2, 2006. The author specifically selected these 41 drill holes because they intersected the Lower Boundary, Lower YD, and Lucky mineralized zones. The data verification program was designed and supervised by the author.

     Northgate identified and corrected a large number of minor issues related to downhole survey test distance values, rounding, truncation, and calculation errors. A few significant issues related mostly to collar locations, collar orientations, and assay intervals were also identified and corrected.

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NORTHGATE MINERALS CORPORATION

     Northgate made minor adjustments to most of the collar coordinates in the Fall of 2006 after the collar locations and grid control points were resurveyed and minor refinements to the transformation profile for converting NAD83 survey information into “Mine Grid” were made.

SCOTT WILSON RPA 2006 DATA VERIFICATION

     In 2006 Scott Wilson RPA verified a small number of collar, downhole survey, and assay records including some of the longer assay intervals and higher gold grades. No significant errors were found. Although, the drill log, assay certificates, downhole survey data, and collar survey data for each hole were well organized and filed together, a number of exceptions were found. Subsequently, Scott Wilson recommended ensuring that the hard copy file for each drill hole be complete expediting future data verification programs.

MICON 2004 DATA VERIFICATION

     In 2004 Micon verified 7,370 assay records in 51 holes that intersected mineralized zones and found very few errors. None of the errors were considered to be significant (Micon, 2004).

Pre-2004 data verification work is not documented.

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15 ADJACENT PROPERTIES

     The YD Project resources are centered on a large claim block controlled by Northgate. There is currently no significant gold mineralization located on adjacent properties.

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NORTHGATE MINERALS CORPORATION

16 MINERAL PROCESSING AND METALLURGICAL TESTING

     A conventional gold mill process is discussed in the 1997 Royal Oak feasibility study. The actual mill process design decision will not be made until Northgate finalizes its own feasibility study. The proposed Royal Oak milling process consists of crushing, grinding, gravity separation, CIP/CIL leaching of the whole ore in a weak cyanide solution, recovery of dissolved gold on activated carbon, pressure stripping of gold from activated carbon, electrowinning and refining of gold into doré bullion. The doré bullion will be shipped to a precious metals refinery for further processing into pure gold bullion. The residual cyanide contained in the mill tailings slurry will be treated before transfer to the tailings impoundment utilizing the SO2 - air effluent treatment process (Royal Oak, 1997).

     Metallurgical tests have been conducted on drill core to obtain design and operating parameters for a proposed flow sheet that envisioned extraction of gold using a flotation-cyanidation process. The effect of grind size, retention time, and cyanide concentration has been investigated. While fine grinding presented some better recovery results, it was found that the increased costs of power and capital equipment did not immediately warrant the need to grind beyond 70% passing the #200 sieve. Leach tests were based on the coarser grind. The optimum residence time of 60 hours at this grind provided an average gold extraction of 91.7%, with an average gold extraction of 89.9% obtained at the lowest level of cyanide addition tested (1.0 lb/ton of solution) and excluding the additional recovery from the gravity circuit. Testing also confirmed that a residence time of 48 hours for this same grind provided, on average, recoveries of 87.8% at minimum cyanide loading and excluding the recovery from the gravity circuit (Royal Oak, 1997).

     Although the 1997 report states that the samples are representative of the ore types defined at that time, Northgate has initiated an extensive metallurgical program that is ongoing and the samples for which are representative of the deposit as defined by the latest drilling.

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17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

     The author, Carl Edmunds, P. Geol, Northgate Exploration Manager has prepared new underground resource estimates for the UBZ, LBZ, the Lucky Zone, and the YD Zone. All of the open pit resources represent additional current resources that were estimated by Micon in 2004. Northgate plans to update the open pit resource estimate in the near future as part of the work leading up to a preliminary assessment of the project. There are currently no Mineral Reserves at the YD Project.

     The new underground resource estimates for the UBZ, LBZ, the Lucky Zone, and the YD Zone, collectively referred to as “the January 2008 resource estimate”, are based on all of the historical surface and underground diamond drilling available up until late December 2007.

     Northgate used Maptek’s Vulcan 7.0 to build a block model, constrained by 3D mineralization and barren diabase wireframes, to estimate the resources. The main resource estimation parameters are summarized below.

YD RESOURCE DATABASE

     The YD Resource Database comprises 783 diamond drill holes totalling 174,417.8m of which 180 diamond drill holes totalling 100,555m intersected the UBZ, the LBZ (1&2), the Lucky Zone (LKY & LL1), and the YD (YD1-4) Zone resource mineralization wireframes. The portion of the YD Resource Database related to the January 2008 17-1 Resource estimate contains 2,481 assay records, 6,825 downhole survey records, and 234 composite control intervals (Table 17-1).

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TABLE 17-1 YD RESOURCE DATABASE

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Description	Total Number	January 2008
	of Records	Resource Estimate
		Related Records
Diamond Drill Holes	783	180
Total Drill Hole Length (m.)	174,714,8	100,555
Downhole Surveys	10,822	6,825
Assays	55,058	2,481
Composite Control Intervals	-	234

GEOLOGICAL INTERPRETATION

     Northgate staff in conjunction with the author provided the initial geological interpretation work for the UBZ, LBZ, the Lucky Zone, and the YD Zone mineralization. Northgate staff also provided 3D wireframes for the post-mineralization barren diabase dikes. This work was used to guide the construction of 3D mineralization wireframes completed by the author, Carl Edmunds, P.Geo. Exploration Manager of Northgate Minerals Corporation.

COMPOSITE CONTROL INTERVALS

     The 234 resource related composite control intervals were defined based on a 2.3gpt gold economic cut-off grade, a 1.7gpt gold incremental cut-off grade, and a three metre minimum true thickness (Table 25-1 in Appendix 2). There are a smaller number of intersections above the 2.3gpt economic cut-off grade that have not been included in the current resource wireframes. The excluded intersections are generally thin and isolated, however, some have good grades and could be incorporated in future resource estimates.

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WIREFRAME MODELS

MINERALIZATION WIREFRAMES

The wireframes are based on a sectional interpretation by YD project staff that generated a set of preliminary, all-inclusive mineralization shapes that included some sub-economic intersections and a number of discontinuous hanging wall and footwall lenses. These preliminary shapes were reviewed in December 2007 and comprised approximately 60 individual bodies. These interim shapes were used effectively to guide the construction of nine final wireframes that were formed from 3D polylines on 30m to 7.5m spaced plans or sections, depending on the local complexity. These wireframes are snapped to the drill holes and comply with the cut-off grade and 3m minimum width criteria. The final wireframes were clipped with a current set of diabase dike wireframes prepared by YD staff. The final mineralization wireframes used for the resource estimate are shown in Figure 17-1.

FIGURE 17-1 MINERALIZATION WIREFRAMES

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NORTHGATE MINERALS CORPORATION

     Micon constructed wireframes for the historical underground development and the main syenite-hosted stopes and pits at both MCM and YD mines. The current UBZ wireframe was clipped in a north-south direction with a clipping polygon based on the Micon (2004) wireframes of the underground excavations. Two clipping polygons were developed to reflect a conservative (Indicated) and less conservative (Inferred) approach to the areas of past mining. The final UBZ Indicated wireframe does not include any of the remnant sill and rib pillars that were included in the Micon (2004) estimate. Northgate has assumed for now that they are all unrecoverable.

     Preliminary CMS data for the uppermost UBZ stope indicates a larger cavity than currently modelled and that this may be due to rock slabs peeling off the original stope walls and back and to locally inaccurate underground excavation wireframes. Presently the impact of the larger void space is insignificant (25,000T) relative to the global resource estimate, but underscores the need to complete an accurate survey of all the underground mining areas as dewatering progresses.

DENSITY

     The Micon 2004 resource estimate used a density of 2.69g/cm 3 (11.9 cubic feet/ton) based on 54 specific gravity tests on syenite material completed by Royal Oak. The 2006 drilling program generated considerably more specific gravity data including 459 on-site immersion tests on syenite core that average 2.71g/cm 3 (Table 17-2). The syenite data includes 67 tests on samples situated within the mineralization wireframes that average 2.69g/cm3. This new data corroborates well with the Micon 2004 tonnage factor. The mineralized syenite specific gravity is slightly lower than for barren syenite and this suggests that the increase in mineralization specific gravity expected from more pyrite may be offset by the potassic alteration and silicification. In future it should be possible to spatially model the specific gravity as more data becomes available.

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TABLE 17-2 SPECIFIC GRAVITY DATA (2006)
Northgate Minerals Corporation – Young-Davidson Project, Ontario

Rock Type	Number of	Average	Minimum	Maximum
	Tests	(g/cm3)	(g/cm3)	(g/cm3)
Syenite	459	2.715	3.141	2.503
Diabase	96	2.966	3.110	2.715
Mafic Volcanic	453	2.835	3.204	2.523
Timiskaming	266	2.738	3.110	2.605
Total	1,274		3.204	2.503

Resource Syenite	67	2.692	3.051	2.563

RESOURCE ASSAY STATISTICS

     All of the assays situated within each mineralization wireframe for each lens were assigned alphanumeric lens codes. The resource assays are the assays that have been used to estimate the resource. The resource assay statistics are summarized in Table 17-3 and Figure 17-2.

TABLE 17-3 RESOURCE ASSAY STATISTICS
Northgate Minerals Corporation – Young-Davidson Project, Ontario

				Standard		Gold	Cut Gold
Lens		Minimum	Maximum	Deviation	Coefficient	Average	Average
Code	N	(g/t)	(g/t)	(g/t)	of Variation	(g/t)	(g/t)
LBZ1	548	0.030	301.000	14.3	2.7	5.351	4.439
LBZ2	343	0.050	111.250	6.9	1.8	3.766	3.469
LKY	157	0.070	18.375	3.5	1.0	3.474	3.474
LL1	164	0.060	44.850	4.6	1.2	3.732	3.547
UBZ	801	0.000	330.960	12.8	2.7	4.798	4.200
YD1	184	0.100	44.800	4.9	1.2	4.004	3.745
YD2	214	0.001	30.270	3.2	1.0	3.145	3.097
YD3	22	0.910	9.625	2.4	0.7	3.527	3.527
YD4	48	0.145	17.750	3.3	0.9	3.530	3.530
Totals	2481	0.000	330.960	10.5	2.4	4.379	3.910

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NORTHGATE MINERALS CORPORATION

     The 2,481 resource assays range from 0.000g/t gold to 330.96g/t gold, average 4.379g/t gold, and are positively skewed with a coefficient of variation of 2.4. After cutting, or capping of high assays (>20g/t) as discussed below, the average gold grade is reduced by approximately 11% to 3.91g/t gold and the coefficient of variation is reduced to 0.98. The UBZ has the most resource assays. The cut average gold grades range from 3.097g/t gold for Lens YD2 to 4.439g/t for Lens LBZ1. Lucky (LKY and LL1) and the main YD bodies (YD1, YD3 & YD4) and LBZ2 are lower grade compared to the main UBZ Lens and LBZ1.

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FIGURE 17-2 RESOURCE ASSAY HISTOGRAMS

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NORTHGATE MINERALS CORPORATION

CAPPING HIGH ASSAYS

     Erratic high grade assays can have a large and disproportionate influence in the estimation of the average grade of a gold deposit. The histogram of all of the assays located within the final mineralization wireframes shown below suggests that high assays should be capped at a level between approximately 16g/t Au, which might be considered overly conservative, and 24g/t Au, which might be considered overly aggressive. Consequently, 20g/t Au is a reasonable and round number that falls midway within this range.

     Cutting curves were built to investigate cutting sensitivity. The UBZ is the most sensitive to cutting with approximately a 12% reduction to the resource assay average grade at a 20g/t gold cutting level, while the LBZ (1 & 2) showed a 6.4% reduction in the resource average assay grade cutting to the same level. The Lower YD Zone and Lucky Zone are relatively insensitive to cutting levels above 20g/t gold (Table 17-4).

TABLE 17-4 CAPPING SENSITIVITY BY ZONE ON ASSAYS

Northgate Minerals Corporation – Young-Davidson Project, Ontario

			Mean %	% Reduction
	UnCut Au	Cut @ 20	Reduction	Resource
Zone	g/t	Au g/t	Assays	Estimate
LBZ	4.741	4.066	-6.36%	-8.2%
Lucky	3.606	3.511	-2.70%	-4.4%
UBZ	4.798	4.200	-12%	-3.8%
YD	3.540	3.416	-3.62%	-2.1%

     Overall, capping high assays reduces the average gold resource assay grade by approximately 11% (Table 17-3) while the actual global resource block model cut average grade is reduced by only 5.6% . Capping sensitivity work in the January 2006 estimate indicated that the LBZ resource was reduced by 16.1% compared to 8.2% in the current estimate. It is possible that increased numbers of drill intersections are having a moderating affect on the amount of contained gold accounted for by the higher grade intersections. An example of this is demonstrated by the UBZ, which is the most densely drilled of the underground zones; capping reduces mean assay value by 12% which translates on a resource basis to only 3.8% .

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CUT-OFF GRADE

     Northgate assumed a US$600/oz gold price, a 90% gold recovery, and a C$38/ton underground operating cost to estimate a breakeven cut-off of approximately 2.3g/t (Table 17-5). Also an incremental cut-off grade for lower grade underground mineralization located in the wallrock immediately adjacent to economic mineralization was estimated. The incremental cut-off grade for an underground mine is based on the concept that the mining cost related to mining some additional wallrock material in developed stopes is significantly less than the overall mining cost.

     The incremental cut-off grade cost component is estimated using the process and G&A costs and an incremental mining cost. An incremental cut-off grade of approximately 1.7g/t Au was estimated based on the above assumptions and approximately a $12/ton incremental mining cost. The current application of an incremental cut-off grade has not increased the resource tonnage and decreased the resource grade significantly.

TABLE 17-5 BREAKEVEN CUT-OFF GRADE ASSUMPTIONS

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Description	Assumption
Underground Mining	C$22.00/ton
Processing	C$12.00/ton
General & Administration	C$4.00/ton
Gold price (US$)	US$600/oz
US Exchange Rate	1.05
Gold price (C$)	C$571/oz
Gold recovery	90%

     The US$600/oz gold price assumption is conservative for a 2007 year-end resource estimate and more appropriate for a reserve estimate. At US$650/oz, the breakeven and incremental cutoff grades decrease to 2.0g/t Au and 1.5g/t Au. In general, the resource estimate is not very sensitive to breakeven cut-off grades in approximately the 2.0g/t Au to 2.5g/t Au range and incremental cut-off grades in approximately the 1.5g/t Au to 2.0g/t 17-9 Au range. Notwithstanding, a moderate increase in the resource estimate would be expected at higher gold prices.

NORTHGATE MINERALS CORPORATION

     The resource tonnage would increase significantly at approximately a breakeven cutoff of 1.0g/t, which would require a gold price of approximately US$1300/oz.

     The drill hole intersections related to the Young-Davidson underground resources estimated by Northgate were defined based on approximately a 1.7g/t Au cut-off grade and approximately a 2.3g/t Au cut-off grade was used to constrain the resource wireframes. Some exceptions were made in order to preserve internal zone continuity.

COMPOSITING

     Approximately 81% of the resource assays have sample lengths that are less than or equal to 1.52m (5-feet) and less than three percent of the resource assays have lengths greater than four metres. Northgate created two sets of 1.5m equal length composites within the mineralization wireframes; one set represented composites generated from uncapped assays, while the other set were generated from capped assays. A small number of shorter remnant composites that are mostly situated at the mineralization northern or footwall contacts were retained.

VARIOGRAPHY

     There is not sufficient data available to carry out meaningful variography studies on the YDZ, Lucky Zone, and LBZ mineralization. Micon (2004) used the UBZ data to generate a number of well-behaved variograms and interpreted a maximum range of approximately 120m oriented -80° south or down-dip, an intermediate range of 60m along an east-west strike direction and an across strike range of approximately 15m. In general, the Micon (2004) variograms suggest down-dip continuity of approximately 120m, along strike continuity of approximately 60m, and across strike continuity of approximately 15m, which represents approximately an 8:4:1 anisotropy.

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     Currently there is insufficient data to generate useful variograms for the YD Zones, Lucky Zone, and LBZ mineralization. This condition may persist until a significant amount of underground drilling and sampling data are available. At that point more variography work is recommended preceded by trend analysis.

TREND ANALYSIS

     The composite control data was used to create gold grade and thickness contours on east-west vertical longitudinal projections. No definitive grade or thickness trends were evident and the 2:1 subvertical attenuation suggested by the variography is not clearly defined. Overall, the mineralization appears to rake moderately to the west with thicker centres and thinner flanks. In some places the contours are not continuous across the dikes suggesting the possibility of post-mineralization vertical displacements between some of the diabase dikes.

TRUE THICKNESSES

     True thicknesses were estimated directly in Vulcan. The Vulcan results are dependent on an average dip and strike and they were found to be less reliable locally where there were strike or dip variations from average. True thicknesses were also measured directly on-screen from cross sections where more accurate values were needed. The true thickness data were used to: confirm that the composite control intersections satisfied the minimum thickness requirements; to guide how far to extend the wireframe boundaries; and to assist in the resource classification.

MINERAL RESOURCE CLASSIFICATION

     The definitions for resource categories used in this report are those defined in CIM (2000 and 2004) and adopted by NI 43-101. In the CIM classification, a Mineral Resource is defined as "a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction". Resources are classified into Measured, Indicated, and Inferred categories.

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NORTHGATE MINERALS CORPORATION

     In 2006 Scott Wilson RPA developed Mineral Resource classification criteria for the YD Project syenite-hosted underground mineralization based on the following assumptions:

1.	The UBZ maximum variogram ranges of continuity are approximately 120m down-dip, 60m along strike, and 15m across strike.

2.	The mineralization has greater continuity down-dip than along strike and variography work to date suggests an anisotropy ratio of approximately 8:4:1.

3.	No definitive down plunge mineralization trends have been established, however, a steep westerly rake may exist.

4.	Thick mineralization extends further than thin mineralization.

     A straight distance from block centroid to the nearest composite type of classification system may not perform very well at the YD Project because of the significant spatial variability observed in mineralization thickness. There is more uncertainty related to mineralization shape or tonnage than gold grade. Consequently, for the January 2006 estimate Scott Wilson RPA developed some maximum down-dip and along strike extrapolation distance guidelines as a function of true thickness which have been adopted and simplified for the current estimate (Table 17-6). The distance values in Table 17-6 were used as a general guideline for defining Indicated and Inferred Mineral Resources.

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NORTHGATE MINERALS CORPORATION

TABLE 17-6 RESOURCE MAXIMUM EXTRAPOLATION DISTANCE GUIDELINES FOR YD PROJECT SYENITE-HOSTED MINERALIZATION

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Approximate Mineralization True Thickness (m.)
Direction	Thinner (<5m)	Thicker (>5m)
Down Plunge	Ind – 60m; Inf – 100m	Ind – 120m; Inf – 200m
Along Strike	Ind – 30m; Inf – 50m	Ind – 60m; Inf – 100m

     Approximate true thicknesses were measured for each intersection on north-south cross sections (Table 25-1 in Appendix 2). The UBZ true thicknesses range from 0.2 to 51m and average 13.3m. The LBZ true thicknesses range from approximately 1.6m to 43m and average 11.3m. The Lucky Zones’ true thickness ranges from 2.4m to 19.5m and averages 6.8m, while YD Zone’s true thickness ranges from 0.4m to 30.7m and has an average width of 10.1m

     Preliminary mineralization wireframes were displayed on east-west oriented longitudinal projections showing the drill hole pierce points, gold grades, and approximate true thicknesses. Inferred resource outlines were manually digitized and used to trim the preliminary mineralization wireframes to create a set of Inferred mineralization wireframes. Indicated resource outlines were manually digitized and used to create a separate set of Indicated mineralization wireframes from the Inferred wireframes (Figures 25-1 to 25-5 in Appendix 2).

     The maximum down-dip and along strike extrapolation distances used to outline Indicated areas was 120m and 60m, respectively. The maximum down-dip and along strike extrapolation distances used to outline Inferred areas was approximately 200m and 100m, respectively. Shorter extrapolation distances were used in areas with thinner mineralization. In addition, resources defined by single intersections or wider spaced drilling were automatically classified as Inferred.

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NORTHGATE MINERALS CORPORATION

BLOCK MODELLING

BLOCK MODEL GEOMETRY AND BLOCK SIZE

     The blocks are 15m high by 15m east-west by 7m north-south. The block model is not rotated and has 82 columns, 65 rows, and 91 levels. The block model has 485,030 blocks. A block situated entirely within mineralization (i.e., block mineralization percent equals 100%) represents 4,236 tonnes. The block model has 12,259 mineralization blocks that contain 1.0% to 100% mineralization. Only 1,575 blocks are 100% within the mineralized wireframes.

     The block model origin is at 22,650E, 10,170N, and the 8,820m elevation and the block model extends up to the 10,185m elevation. The information for each block in the model includes:

  The percentage of the mineralization wireframe model that is in each block.

  Lens codes for each block.

  Interpolated Au and cut Au grades related to blocks that contain at least 1% mineralization.

  Indicated and Inferred identifiers for all mineralization blocks.

  The average distance of composites used to interpolate block mineralization grades.

  Number of samples used to estimate grade and number of holes used to estimate grade.

GRADE INTERPOLATION AND SEARCH STRATEGY

     Inverse distance squared was used to interpolate the gold and cut gold values. Ordinary kriging criteria have not been developed, however, this may warrant consideration in the future when more data are available.

     A search ellipsoid based on a minimum of two and a maximum of twelve composites was used to interpolate gold and cut gold grades into blocks using a single-pass process. A single search ellipse measuring 200 x 100 x 50 was employed to interpolate grade into blocks. Search ellipsoid was oriented east-west for the secondary axis, with the primary axis dipping 75 degrees south parallel to the general dip and strike across the property. In addition, a lens code identifier was assigned to each composite, and composite target restrictions applied were such that the composites for one lens could not be used to interpolate grades for another lens.

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NORTHGATE MINERALS CORPORATION

    The search radii and orientations used for interpolation are summarized in Table 17-7.

TABLE 17-7 SEARCH ELLIPSOID ORIENTATIONS AND RADII

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Lens	Ellipsoid	Ellipsoid Dip	Down-Dip	Along-Strike	Across-Strike
Code	Azimuth	(to South)	Radii (m)	Radii (m)	Radii (m)
1-9	090°	-75°	200	100	50

     The overall average distance between block centroids and informing composites is 63m and 92m for Indicated and Inferred blocks, respectively. The maximum distance used to interpolate Indicated and Inferred blocks is 200m. Approximately 93% of the Indicated blocks are supported by distances less than 120m, which is consistent with the general classification guidelines.

BLOCK MODEL VALIDATION

Northgate used three methods to validate its block model Mineral Resource estimate:

1.	Visual inspection and comparison of block grades with composite and assay grades.

2.	Statistical comparison of resource assay and block grade distributions.

3.	Volumetric comparisons of final mineralization wireframes and block model resource reports for each lens.

4.	Inspection of resource assay and block grade scatter plots by elevations.

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NORTHGATE MINERALS CORPORATION

     Northgate compared the block grades with the composite grades on sections and plans and found good overall visual correlation with some minor low and high grade smearing and banding problems due to local changes in strike and dip. As more data become available in the future from closer spaced underground definition drilling, it may be possible to refine the model by adding more customized search orientations related to smaller structural domains.

     The resource assays, 1.5m composites, Indicated blocks at a zero cut-off grade, and Inferred blocks at a zero cut-off grade, all cut to the capping levels described earlier, average essentially the same value at 3.91g/t Au, 3.71g/t Au, 3.68g/t Au, and 3.54g/t Au, respectively. This indicates that there have been no significant grade shifts between the assays, composites and the block model.

     Northgate examined the distribution of the composite gold and cut gold grades versus block grades on scatter plots by elevations and found no problems with the block model grades (Figures 25-5 to 25-14 in Appendix 2).

     The underground cut gold grade block models for all of the lenses are shown in the 3D perspective looking down to the northeast in Figure 17-3. The classification block model, with Indicated blocks in red and Inferred blocks in blue, is shown in Figure 17-4.

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FIGURE 17-3 CUT GOLD GRADE BLOCK MODEL

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FIGURE 17-4 RESOURCE CLASSIFICATION BLOCK MODEL

Inferred = cyan; Indicated = magenta

     The author considers the YD Project January 2008 underground block model to be valid, reasonable, and appropriate for supporting the Mineral Resource estimate.

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NORTHGATE MINERALS CORPORATION

MINERAL RESOURCES

     The January 2008 Upper Boundary Zone, Lower Boundary Zone, Lucky Zone, and Lower YD Zone underground Mineral Resources extend from approximately the 8,830m elevation to the 10,155m elevation. This represents vertical depths ranging from approximately 200m to 1,500m below surface.

     The resource estimate is based on a bulk underground mining concept with no mining selectivity. Consequently, the resource estimate is reported at a zero cut-off grade, which means that it includes a minor amount of internal waste. Approximately three percent of the global resource estimate tonnage is related to internal waste or blocks with grades below 1.7g/t gold and a further 9% is related to incremental mineralization with grades in the 1.7g/t to 2.3g/t gold range.

     The Indicated Mineral Resources of the UBZ, LBZ, Lucky Zone, and Lower YD Zone total 11.9 million tonnes at an average cut grade of 3.7g/t gold and contain 1.42 million ounces of gold. The Inferred Mineral Resources total 4.2 million tonnes at an average cut grade of 3.2g/t gold and contain 0.44 million ounces of gold (Table 17-8).

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TABLE 17-8 JANUARY 2008 UNDERGROUND MINERAL RESOURCE ESTIMATE

Indicated Resources
	Tonnes	g/t	Ounces
Zone	(x000)	Au	(x000)
Upper Boundary	1,956	3.83	241
Lower Boundary	5,123	3.89	641
Lower YD	2,465	3.37	267
Lucky Zone	2,380	3.51	269
Total Indicated Resources	11,924	3.70	1,418

Inferred Resources
	Tonnes	g/t	Ounces
Zone	(x000)	Au	(x000)
Upper Boundary	319	3.76	39
Lower Boundary	1,961	3.05	192
Lower YD	848	3.32	90
Lucky Zone	1,088	3.38	118
Total Inferred Resources	4,216	3.24	440

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18 OTHER RELEVANT DATA AND INFORMATION

     There are no other relevant data and information related to the December 2007 underground Mineral Resources. There are currently no Mineral Reserves at the YD Project.

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19 INTERPRETATION AND CONCLUSIONS

     The 2006-2007 drilling program expanded the YD Project underground resources. Northgate plans to complete the surface drilling program in 2008 and is advancing an underground exploration program. This will generate a significant amount of new data over the next year or two. There remains good potential to increase the underground resources as there are open gaps between mineralized lenses and several scattered hangingwall intercepts that may form continuous zones with further drilling.

     The syenite-hosted gold mineralization exhibits good gold grade continuity. The mineralization occurs generally as east-west striking, steeply south dipping, vertically attenuated lenses with local flexures and tapered flanks. The LBZ1 lens is the largest continuous lens of mineralization defined to date and is probably correlated to the UBZ. It extends laterally east-west for at least 280m, vertically for at least 1,000m, and reaches 43m in true thickness. The resource mineralization true thicknesses average 13.3m at UBZ, 11.3m at the LBZ, 10.1m at YD and 6.8 at the Lucky Zones.

     The current resource estimate is based on a US$600/oz gold price. There is excellent potential to increase the true thicknesses in some of the resource drill hole intersections if a lower incremental cut-off grade is used in future resource estimates that are based on higher gold prices.

     There is evidence that there are a number of subparallel, possibly anastomosing, generally east-west striking, alteration corridors exist that host the resource lenses defined so far. Some of these lenses may grow and merge with adjacent lenses as the results for infill drilling become available. As more information becomes available, it may be possible to correlate continuous alteration corridors using the gold assays at a low cut-off grade, the multi-element data, and other information.

     The Indicated Mineral Resources of the UBZ, LBZ, Lucky Zone, and YD Zone total 11.9 million tonnes at an average cut grade of 3.7g/t gold and contain 1.42 million ounces of gold. The Inferred Mineral Resources total 4.2 million tonnes at an average cut grade of 3.24g/t gold and contain 0.44 million ounces of gold (Table 19-1).

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TABLE 19-1 JANUARY 2008 MINERAL RESOURCE ESTIMATE SUMMARY

Northgate Minerals Corporation – Young-Davidson Project, Ontario

Classification	Tonnage	Gold[1]	Contained Gold[1]
	(tonnes)	(g/t)	(ozs)
Indicated Resource	11,924,000	3.70	1,418,000
Inferred Resources	4,216,000	3.24	440,000

Notes:

1.

Assays are cut to 20g/tonne for all zones.

2.

Mineral Resources are estimated using an average long-term gold price of US$600 per ounce (C$666 per ounce).

3.

Mineralized wireframes constructed based on approximately a 1.70g/tonne Au incremental cut-off grade and a minimum true thickness of three metres.

4.

Resources are reported at a zero cut-off grade.

5.

Blocks are 15m by 15m by 7.5m wide and have a percent mineralization field.

6.

1.5m equal length composites created within the mineralized wireframes.

7.

Inverse distance squared grade interpolation.

8.

Standard search radii lengths and orientations employed for each mineralized lens.

9.

A 2.69 specific gravity was used. 10. Maptek’s Vulcan 7.0 software was used.

     The August 2004 open pit resource estimate by Micon, are current resource estimates that represent additional resources, which are unaffected by the above estimate (Table 19-2). There are no known mining, metallurgical, environmental or infrastructure factors that materially affect the current underground and open pit resource estimates.

TABLE 19-2 CURRENT MICON 2004 MINERAL RESOURCE ESTIMATES

Northgate Minerals Corporation – Young-Davidson Project, Ontario

	Tonnage	Gold*	Contained Gold*
Classification	(tonnes)	(g/t)	(ozs)
Total Measured Open Pit Resources	6,330,000	2.126	432,640
Total Indicated Open Pit Resources	481,600	2.023	31,320
Total Measured and Indicated Open Pit Resources	6,811,600	2.118	463,960
Total Inferred Open Pit Resources	329,700	1.337	14,170

* High assays to 34.3 g/t Au.

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NORTHGATE MINERALS CORPORATION

20 RECOMMENDATIONS

The following work is warranted:

1.	Continue the surface drilling program.

2.

Complete the underground exploration program on the syenite-hosted mineralization at the YD Project, providing that resources defined from the surface drilling program grow to a level suggesting a viable underground mining operation.

3.

Update the Micon (2004) open pit resource estimate based on revised gold price, pit optimization, recently completed drill holes for which results were not available at the time of writing of this report and other resource estimation parameters.

4.	Continue data verification and validation program on drill holes that support open pit and UBZ resources, particularly in reference to underground workings surveying.

5.	Review the capping levels prior to the next resource estimate.

6.

As new data become available, carry out trend analysis work including grade, thickness, and grade-times-thickness contouring on longitudinal projections, and geostatistical studies to determine possible plunge orientations and ranges of continuity for each lens.

7.	Continue to refine the diabase wireframes.

8.	Construct updated wireframes for the main rock types.

9.	Try to correlate continuous alteration corridors using the gold assays at a low cut- off grade, the multi-element data, and other information.

10.	Construct mineralization wireframes at a number of incremental cut-off grades to develop a preliminary tonnage-grade curve for the YD Project underground syenite-hosted resources.

11.	Continue to carry out detailed structural mapping of surface outcrops, pits and underground workings.

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21 REFERENCES

CIM, 2004, CIM Definition Standards on Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, November 14, 2004.

CIM, 2000, CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines, CIM Bulletin Vol. 93, No. 1044, October 2000.

CIM, 1996, CIM Mineral Resource/Reserve Classification: Categories, Definitions and Guidelines, CIM Bulletin CIM Bulletin Vol. 89, No. 1003, September 1996.

Corfu, F., Krogh, T.E., Kwok, Y.Y., Marmont, S., and Jensen, L., 1989, U-Pb Zircon Geochronology in the Southwestern Abitibi Greenstone Belt, Superior Province, Canadian Journal of Earth Sciences 26, p. 1747-1763.

Corfu, F. and Andrews, A.J., 1986, A U-Pb Age for Mineralized Nipissing Diabase, Gowganda, Canadian Journal of Earth Sciences, v. 23, p. 107-109

Dana, E.S. and Ford, W.E., 1958; Dana’s Textbook of Mineralogy With an Extended Treatise on Crystallography and Physical Mineralogy, Fourth Edition, November 1958.

Derry, D.R., Hopper, C.H., and McGowan, H.S., 1948, Matachewan Consolidated Mine in Structural Geology of Canadian Ore Deposits: CIMM Jubilee Volume I, p 638-643.

Edmunds, Carl, 2007, Young-Davidson Regional, Local and Property Geology, January, 2007., 5 p.

Esson, D.W., 1980, Report on Potential Ore Reserves and Exploration/Development Program Central and Main Ore Zones, Young-Davidson Property, Matachewan, Ontario, Pamour Porcupine Mines, Limited, April 1980.

Esson, D.W., 1980, Report on Boundary Ore Zone, Young-Davidson and Matachewan Consolidated Mines Property, Matachewan, Ontario, Pamour Porcupine Mines, Limited, May 1980.

Evans, L., 2006, Technical Report on the Lower Boundary Zone, Lucky Zone, and Lower YD Zone Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario. Prepared For Northgate Minerals Corporation Scott-Wilson RPA

Evans, L., 2008, January 2008 Young-Davidson Resource Estimate Review. Internal Memo for Northgate Minerals Corporation Scott-Wilson RPA

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Fairbairn, H. W., Hurley, P. M., Card, K. D., and Knight, C. J., 1969, Correlation of Radiometric Ages of Nipissing Diabase and Metasediments with Proterozoic Orogenic Events in Ontario, Canadian Journal of Earth Sciences, v. 6, p. 489-497.

Giroux, G.H., Young-Davidson – Data Review, Memorandum on Preliminary Variography Review Dated December 6, 2005.

Gryba, C., and Esson, D.W., Feasibility Study of Young-Davidson and Matachewan Consolidated Mines, Pamour Porcupine Mines, Limited, September 1980.

Heaman, L.M., 1988, A Precise U-Pb Zircon Age for a Hearst Dyke, Geological Association of Canada V13:A53.

JORC, 1996, Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, Report of the Joint Committee of the Austalasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, Joint Ore Reserves Committee (JORC).

Konst, Ron, 2006, Young-Davidson Project 2006 Drilling Program Sample Preparation and Analytical Quality Assurance Report as of September 25.

Konst, Ron, 2008, Young-Davidson Project 2007 Data Audit. Internal Memo Jan 21 2008.

Konst, Ron, 2006, Young-Davidson Project 2007 Drilling Program Sample Preparation and Analytical Quality Assurance Report as of December 20 2007 – In Prep.

Lovell, H.L., 1967, Geology of the Matachewan Area: ODM Geological Report 51, 55 p.

MERQ–OGS, 1983, Lithostratigraphic map of the Abitibi Subprovince: Ontario Geological Survey / Ministère de l’Énergie et des Ressources, Québec, Map 2484 / DV83-16 Scale 1:500 000.

Micon International Limited, 2004, Technical Report on the Mineral Resource Estimate for the Matachewan Property, Powell, Cairo & Yarrow Townships, Larder Lake Mining Division, Ontario, Canada, NTS 41 P/15, NI 43-101 Report Prepared for Young-Davidson Mines, Limited by Reno Pressacco and Paul Gribble, August 2004.

North, H.H., and Allen, C.C., 1948, Young-Davidson Mine in Structural Geology of Canadian Ore Deposits: CIMM Jubilee Volume I, p 633-637.

Panterra Geoservices Inc., 2003, Structural Study of the Surface Outcrops of the Matachewan Consolidated Mine, Powell Township, Ontario, Prepared for Young-Davidson Mines, Limited, by David A. Rhys, December 17, 2003.

Powell, W.G., Kilbourne, M.W., and Hodgson, C.J., 1991, Gold-Related Geology of the Matachewan Camp in Archean Gold Deposits of the Matachewan-Kirkland Lake-Larder Lake Area: Soc. Econ. Geo. Guidebook series, Volume 2, Lovell, H.L., Robinson, D.R., and Guindon, D.L., eds., p 72-88.

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Royal Oak Mines Inc., 1997a, Comprehensive Study Report and Environmental Impact Statement: Unpublished Document prepared for submission to regulatory agencies, Volumes I, II and III.

Royal Oak Mines Inc., 1997b, Feasibility Study Update – May 1997: Unpublished Internal Company Document.

Skeeles, Brad E., J., 1989, Open Pit Potential for the Matachewan Deposit (a Pre-Feasibility Report): Unpublished Internal Company Document, 44 p.

Sinclair, W.D., 1980, Gold Deposits of the Matachewan Area, Ontario in Geology of Canadian Gold Deposits: CIMM Spec. Volume 24, Hodder, R.W., and Petruk, W., eds., p 83-93.

SRK Consulting (Canada) Inc., 2006, Scoping Study Report on the Young-Davidson Gold Project, Ontario, Report Prepared for Young-Davidson Mines, Limited by Ken Reipas and T. Rannelli, April 2006.

Webster, Colin, 2007, Northgate Young-Davidson Environmental Summary Dated January 8, 2007, by Blue Heron Solutions for Environmental Management, Timmins, 2 p.

Zalnieriunas, R. V., Pressacco, R., McCormack, D., and Beecham, A.W., 2003, 2002-2003 Diamond Drill Hole Logs M02-01 to M03-68 for the Matachewan Gold Project, Larder Lake Mining Division, Powell and Cairo Townships, Ontario, Canada, NTS 41P/15: Unpublished Internal Company Document, 728 p., maps and sections.

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22 SIGNATURE PAGE

     This report titled "Technical Report on the Underground Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario", prepared for Northgate Minerals Corporation and dated March 25, 2008 (revised May 9, 2008), was prepared and signed by the following author:

(Signed & Sealed)

Dated at Vancouver, B.C. March 25, 2008	Northgate Minerals Corporation Carl Edmunds, M.Sc., P.Geo. Exploration Manager

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NORTHGATE MINERALS CORPORATION

23 CERTIFICATE OF QUALIFICATIONS

    Carl Edmunds, M.Sc., P. Geo.

     I, Frederick Carl Edmunds, of 1115 Queens Avenue, West Vancouver, British Columbia, Canada, do hereby certify that:

     I have shared supervision of the 2006-2008 exploration program completed at Young-Davidson, reviewed all the geologic data contained herein, and am responsible for the preparation of this report dated March 25, 2008 (revised May 9, 2008 entitled: "Technical Report on the Underground Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario". I was most recently at the Young-Davidson Property from November 12 – 17th 2007, April 8-10, and April 22-25th inclusive.

     I graduated from the University of Edinburgh in 1983 with a BSc (Honours) in Geology and then from Queens University, Kingston, Ontario in 1988 with an MSc in Mineral Exploration.

     I am a Professional Geoscientist (PGeo) registered with the Association of Professional Engineers and Geoscientists of British Columbia, member #19724, and have been a member in good standing since 1992.

     From 1985 until present I have been continuously employed as a Geologist in mineral exploration.

     I am not independent of the issuer applying all tests in section 1.4 of National Instrument 43-101. I am employed by Northgate Minerals Corporation which is a producing issuer.

     I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

     To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

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NORTHGATE MINERALS CORPORATION

     I have read National Instrument 43-101 and Form 43-101F1, and the technical report has been prepared in compliance with that instrument and form.

     Dated at Vancouver British Columbia, the 9th day of May 2008.

_____________________ F.C. Edmunds

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NORTHGATE MINERALS CORPORATION

24 APPENDIX 1

LIST OF CLAIMS

24-1

NORTHGATE MINERALS CORPORATION

TABLE 24-1 CLAIM LIST

Northgate Minerals Corporation ("Northgate") - Young Davidson Project
Land Tenure Holdings by Agreement	Tenures	Area (ha)	Area (acres)
Schaus, Clarke & Shirriff - Yarrow Twp. Property	28	466.23	1,152.04
Kiernicki & Fekete Property	3	48.56	120.00
Welsh Property	2	24.54	60.64
Matachewan Consolidated Mines Property	24	371.58	918.17
Shirriff Property	36	597.11	1,475.45
Sedex Mining Crop. - OKA Property	18	328.82	812.50
Young-Davidson Property	45	2,194.07	5,421.54
Opawica Option Properties (5)	54	877.82	2,169.09
	210	4,908.71	12,129.43

Notes:
YDM Property: Licence of Occupation L.11167 & Fee Simple Title CL4871 surface right area included within claim or lease area.

Matachewan Property: Licence of Occupation L. 1007 area included - tenure holds surface rights & undersurface rights.

Location:
Davidson Mine - NTS:041P/15; UTM NAD83 Z17N - 5310000N: 523000E, Lon. 80 41', Lat47 56'
Claim Maps:
Larder Lake Mining Division, Plans G3218, G3209, M0260, M0237

Kiernicki & Fekete Property
Northgate 100% subject to Purchase Agreement between Young-Davidson Mines, Limited and Kiernicki & Fekete
Dated May 8, 2003*
Twp	Title ID	Parcel No. or Claims Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry/Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
CAIRO	1199662	Active Claim			Northgate Minerals Corporation	16.188		N	Y		26-Aug-2010	2% NSR	P* W-LL-F1715
CAIRO	1199663	Active Claim			Northgate Minerals Corporation	16.188		N	Y		26-Aug-2010	2% NSR
CAIRO	1199664	Active Claim			Northgate Minerals Corporation	16.188		N	Y		26-Aug-2010	2% NSR
	3					48.56

*Royalty =2% NSR

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NORTHGATE MINERALS CORPORATION

Schaus, Clarke & Shirriff - Yarrow Twp. Property
Northgate 100% subject to Letter Agreement between Royal Oak Mines Inc. and Schaus, Clarke, Shirriff
Dated September 9, 1992. *
Title ID	Parcel No. or Claims Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry/ Renewal Date

494591	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012
494592	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012
494593	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012
494594	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012
494595	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012
494895	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012
494896	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2013
494897	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2013
494898	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012
494899	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	6-Mar-2012
523116	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011
523117	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011
523118	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011
523119	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011
523141	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011
523142	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011
523143	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011
523144	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011
523145	Active Claim			Northgate - 20% & Schaus - 80%	16.188		N	N	Y	1-Mar-2011
MR 29666	4938LT	106668	21	Northgate Minerals Corporation	start ¯		N	Y		30-Nov-2013
MR 29667	4938LT	106668	21	Northgate Minerals Corporation	¯		N	Y		30-Nov-2013
MR 29668	4938LT	106668	21	Northgate Minerals Corporation	¯		N	Y		30-Nov-2013
MR 29669	4938LT	106668	21	Northgate Minerals Corporation	¯		N	Y		30-Nov-2013
MR 29670	4938LT	106668	21	Northgate Minerals Corporation	¯		N	Y		30-Nov-2013
MR 29671	4938LT	106668	21	Northgate Minerals Corporation	¯		N	Y		30-Nov-2013
MR 29672	4938LT	106668	21	Northgate Minerals Corporation	¯		N	Y		30-Nov-2013
MR 29675	4938LT	106668	21	Northgate Minerals Corporation	¯		N	Y		30-Nov-2013
MR 29676	4938LT	106668	21	Northgate Minerals Corporation	158.653		N	Y		30-Nov-2013
28					466.23
Ontario MNDM Withdraw Order No.
(N/A) W-L-21-95: Surface & Mining Rights withdrawn from prospecting, staking, sale or lease. These claims were acquired before 1995 and are exempted from the Order
W-LL-F1600: Living Legacy Withdrawal area, P* indicates portion of the claim withdrawn.

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NORTHGATE MINERALS CORPORATION

Welsh Property
Northgate 100% subject to Mining Lease Agreement between Pamour Porcupine Mines Limited and George Welsh
Dated April 26, 1979 & Amendment dated March 12, 1986*
Twp	Title ID	Parcel No. or Claims Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry/ Renewal Date	Subject to Surface &Mining Rights Withdraw Order No.
POWELL	L-316523	5397LT	107282	21	Northgate Minerals Corporation	14.524		Y	Y		30-Jun-2022
POWELL	L-511097	5454LT	107440	21	Northgate Minerals Corporation	10.016		Y	Y		30-Apr-2024
	2					24.54

*Royalty = C$1.50/ton

Matachewan Consolidated Mines Property
Northgate 100% subject to Mining Lease Agreement between Pamour Porcupine Mines Limited and Matachewan Consolidated Mines
Dated June 1, 1979 & Amendment dated (1981, 1984, 198, 2000, 2006)*
Twp	Title ID	Parcel No. or Claims Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry/ Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.
CAIRO	T 18264	1172SEC	Patent		Matachewan Consolidated Mines Ltd.	14.41		Y	Y		N/A
POWELL	MR 5379	3193LT	19020	10	Matachewan Consolidated Mines Ltd.	16.106		Y	Y		30-Sep-2008
POWELL	MR 5380	3194LT	19019	10	Matachewan Consolidated Mines Ltd.	19.951		Y	Y		30-Sep-2008
POWELL	MR 5402	4901LT	106561	21	Matachewan Consolidated Mines Ltd.	19.142		N	Y		30-Sep-2012
POWELL	MR 5396	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	start		N	Y		30-Sep-2014
POWELL	MR 5412	5125LT	106715	21	Matachewan Consolidated Mines Ltd.			N	Y		30-Sep-2014
POWELL	MR 5414	5125LT	106715	21	Matachewan Consolidated Mines Ltd.			N	Y		30-Sep-2014
POWELL	MR 5415	5125LT	106715	21	Matachewan Consolidated Mines Ltd.			N	Y		30-Sep-2014
CAIRO	MR 5417	5125LT	106715	21	Matachewan Consolidated Mines Ltd.				N	Y	30-Sep-2014
CAIRO	MR 5454	5125LT	106715	21	Matachewan Consolidated Mines Ltd.				N	Y	30-Sep-2014
CAIRO	MR 5455	5125LT	106715	21	Matachewan Consolidated Mines Ltd.				N	Y	30-Sep-2014
CAIRO	MR 5707	5125LT	106715	21	Matachewan Consolidated Mines Ltd.				N	Y	30-Sep-2014
POWELL	MR 5712	5125LT	106715	21	Matachewan Consolidated Mines Ltd.	139.321		N	Y		30-Sep-2014
POWELL	MR 5397	5126LT	106715	21	Matachewan Consolidated Mines Ltd.	start		N	Y		31-Dec-2014
POWELL	MR 5398	5126LT	106716	21	Matachewan Consolidated Mines Ltd.			N	Y		31-Dec-2014
POWELL	MR 5401	5126LT	106716	21	Matachewan Consolidated Mines Ltd.			N	Y		31-Dec-2014
POWELL	MR 5403	5126LT	106716	21	Matachewan Consolidated Mines Ltd.			N	Y		31-Dec-2014
POWELL	MR 5406	5126LT	106716	21	Matachewan Consolidated Mines Ltd.			N	Y		31-Dec-2014
POWELL	MR 5408	5126LT	106716	21	Matachewan Consolidated Mines Ltd.	100.664		N	Y		31-Dec-2014
POWELL	MR 5413	5127LT	106953	21	Matachewan Consolidated Mines Ltd.	19.142		N	Y		31-Mar-2015
CAIRO	MR 9655	5128LT	106954	21	Matachewan Consolidated Mines Ltd.	10.927		N	Y		30-Apr-2015	P* W-LL-F1715
POWELL	MR 5991	5127LT	107051	21	Matachewan Consolidated Mines Ltd.	15.726		N	Y		31-Dec-2017
CAIRO	537314	Active Claim			Northgate Minerals Corporation	16.188	1	N	N	Y	30-Sep-2009
Licence of Occupation with Undersurface rights and Surface rights (Montreal River area)
CAIRO	LO 1007		T18264		Matachewan Consolidated Mines Ltd.	2.995		Y	Y		N/A	W-LL-F1715
	24					371.58

Note: Licence of Occupation L.1007 enables holder to remove all ores & minerals from land covered by water (see Title T18264)
Ontario MNDM Withdraw Order No. W-LL-F1715: Living Legacy Withdrawal area, P* indicates portion of the claim withdrawn.

*Royalty = US$1/ton+

24-4

NORTHGATE MINERALS CORPORATION

Shirriff Property – In Powell Township
Northgate 100% subject to Agreement between Thomas J. Obradovich and John F. Shirriff
Dated September 25, 2001*
Title ID	Parcel No. or Claims Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry/ Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.
MR 5386	4982LT	106655	21	Northgate Minerals Corporation	start		Y	Y		31-Mar-2014
MR 5400	4982LT	106655	21	Northgate Minerals Corporation			Y	Y		31-Mar-2014
MR 5568	4982LT	106655	21	Northgate Minerals Corporation			Y	Y		31-Mar-2014
MR 5569	4982LT	106655	21	Northgate Minerals Corporation			Y	Y		31-Mar-2014
MR 5570	4982LT	106655	21	Northgate Minerals Corporation			Y	Y		31-Mar-2014
MR 5657	4982LT	106655	21	Northgate Minerals Corporation			Y	Y		31-Mar-2014
MR 5659	4982LT	106655	21	Northgate Minerals Corporation			Y	Y		31-Mar-2014
MR 5922	4982LT	106655	21	Northgate Minerals Corporation			Y	Y		31-Mar-2014
MR 6032	4982LT	106655	21	Northgate Minerals Corporation			Y	Y		31-Mar-2014
MR 9835	4982LT	106655	21	Northgate Minerals Corporation	173.08		Y	Y		31-Mar-2014
MR 33919	5060LT	106881	21	Northgate Minerals Corporation	start		Y	Y		31-Oct-2014	P* W-LL-F1715
MR 33920	5060LT	106881	21	Northgate Minerals Corporation			Y	Y		31-Oct-2014
MR 33921	5060LT	106881	21	Northgate Minerals Corporation			Y	Y		31-Oct-2014
MR 33922	5060LT	106881	21	Northgate Minerals Corporation			Y	Y		31-Oct-2014
MR 33923	5060LT	106881	21	Northgate Minerals Corporation			Y	Y		31-Oct-2014
MR 33924	5060LT	106881	21	Northgate Minerals Corporation			Y	Y		31-Oct-2014
MR 34250	5060LT	106881	21	Northgate Minerals Corporation			Y	Y		31-Oct-2014
MR 34251	5060LT	106881	21	Northgate Minerals Corporation			Y	Y		31-Oct-2014
MR 34252	5060LT	106881	21	Northgate Minerals Corporation			Y	Y		31-Oct-2014	P* W-LL-F1715
MR 34253	5060LT	106881	21	Northgate Minerals Corporation	139.843		Y	Y		31-Oct-2014
MR 34242	5365LT	107257	21	Northgate Minerals Corporation	start		Y	Y		30-Jun-2020
MR 34243	5365LT	107257	21	Northgate Minerals Corporation	20.598		Y	Y		30-Jun-2020
MR 35807	5390LT	106880	21	Northgate Minerals Corporation	start		N	Y		31-Jul-2014	P* W-LL-F1715
MR 38931	5390LT	106880	21	Northgate Minerals Corporation			N	Y		31-Jul-2014	P* W-LL-F1715
MR 39023	5390LT	106880	21	Northgate Minerals Corporation	63.831		N	Y		31-Jul-2014	W-LL-F1715
MR 35902	5392LT	106882	21	Northgate Minerals Corporation	start		Y	Y		31-Jul-2014	W-LL-F1715
MR 39022	5392LT	106882	21	Northgate Minerals Corporation	29.684		Y	Y		31-Jul-2014	W-LL-F1715
MR 40066	5391LT	106755	21	Northgate Minerals Corporation	start		N	Y		31-Jul-2014	W-LL-F1715
MR 40067	5391LT	106755	21	Northgate Minerals Corporation	32.65		N	Y		31-Jul-2014	W-LL-F1715
MR 40068	5389LT	106757	21	Northgate Minerals Corporation	30.52		N	Y		31-Jul-2014	W-LL-F1715
MR 40071	5389LT	106757	21	Northgate Minerals Corporation	11.04		N	Y		31-Jul-2014	W-LL-F1715
MR 50439	5145LT	106876	21	Northgate Minerals Corporation	start		Y	Y		31-Dec-2015	W-LL-F1715
MR 50440	5145LT	106876	21	Northgate Minerals Corporation	47.296		Y	Y		31-Dec-2015	W-LL-F1715
512587	Active		21	Northgate Minerals Corporation	16.188	1	N	N	Y	30-Sep-2009
512588	Active		21	Northgate Minerals Corporation	16.188	1	N	N	Y	30-Sep-2009	P* W-LL-F1715
512589	Active		21	Northgate Minerals Corporation	16.188	1	N	N	Y	30-Sep-2009	P* W-LL-F1715
36					597.11
Ontario MNDM Withdraw Order No.
W-LL-F1715: Living Legacy Withdrawal area, P* indicates portion of the claim withdrawn.

*Royalty = 2% NSR.

24-5

NORTHGATE MINERALS CORPORATION

Sedex Mining Corp. - OKA Property
Northgate 60%, with Option to earn additional 20%; Property subject to Option and Joint Venture Agreement between
1519864 Ontario Limited and Sedex Mining Corp.*
Dated October 1, 2002
Twp	Title ID	Parcel No. or Claims Status	Lease No.	Term (Yrs)	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry/ Renewal Date	Royalty
POWELL	1205862	Active Claim			Fred S. Kiernicki - 100%	16.188	1	N	N	Y	27-Apr-2010	Nil
POWELL	1206077	Active Claim			Steven Stanwick -50% Suzanne Guimond - 50%	5.059	1	N	N	Y	15-Sep-2010	3.0% NSR
POWELL	1206081	Active Claim			Fred S. Kiernicki - 100%	16.188	1	N	N	Y	14-Dec-2010	3.0% NSR
POWELL	1206147	Active Claim			Thomas J. Obadovich - 50% Canadian Royalties Inc. - 50%	16.188	1	N	N	Y	4-Apr-2010	2.5% NSR
POWELL	1206178	Active Claim			Thomas J. Obadovich - 50% Canadian Royalties Inc. - 50%	16.188	1	N	N	Y	4-Apr-2010	2.5% NSR
POWELL	1206150	Active Claim			Thomas J. Obadovich - 50% Canadian Royalties Inc. - 50%	16.188	1	N	N	Y	4-Apr-2010	2.5% NSR
POWELL	1213838	Active Claim			Fred S. Kiernicki - 100%	48.56	3	N	N	Y	27-May-2011	3.0% NSR
POWELL	1223270	Active Claim			Thomas J. Obradovich - 100%	16.188	1	N	N	Y	17-May-2010	2.5% NSR
POWELL	1223271	Active Claim			Thomas J. Obradovich - 100%	32.376	2	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223281	Active Claim			Thomas J. Obradovich - 100%	16.188	1	N	N	Y	14-May-2010	2.5% NSR
POWELL	1223283	Active Claim			Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223284	Active Claim			Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223285	Active Claim			Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223286	Active Claim			Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223287	Active Claim			Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1223288	Active Claim			Thomas J. Obradovich - 100%	16.188	1	N	N	Y	10-Apr-2010	2.5% NSR
POWELL	1224878	Active Claim			Alcanex Ltd - 100%	16.188	1	N	N	Y	10-Apr-2010	3.0% NSR
POWELL	3009961	Active Claim			Thomas J. Obradovich - 100%	16.188	1	N	N	Y	20-Sep-2010	2.5% NSR
		18				328.82	21

*No Surface Rights

24-6

NORTHGATE MINERALS CORPORATION

Young-Davidson Property (Northgate Minerals Corporation 100%)

Twp	Title ID	Parcel No. or Claims Status	Lease No.	Term (Yrs)	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
CAIRO	537315	Active Claim			8.094	1	N	N	Y	30-Sep-2009	Nil	W-LL-F1715
CAIRO	537316	Active Claim			2.023	1	N	N	Y	30-Sep-2009	Nil
CAIRO	537317	Active Claim			8.094	1	N	N	Y	30-Sep-2009	Nil	W-LL-F1715
POWELL	1207501	Active Claim			16.188		N	N	Y	6-Apr-2010	Nil	W-LL-F1715, F1600
POWELL	1207502	Active Claim			259		N	N	Y	6-Apr-2010	Nil	W-LL-F1715, F1600
POWELL	1207503	Active Claim			32.376		N	N	Y	6-Apr-2010	Nil
YARROW	1207504	Active Claim			259		N	N	Y	6-Apr-2010	Nil	W-LL-F1715, F1600
POWELL	1207505	Active Claim			194.256		N	N	Y	6-Apr-2009	Nil
YARROW	1207506	Active Claim			242.82		N	N	Y	6-Apr-2009	Nil
YARROW	1207507	Active Claim			259		N	N	Y	6-Apr-2009	Nil
POWELL	1207508	Active Claim			48.564		N	N	Y	6-Apr-2009	Nil
POWELL	1207509	Active Claim			64.752		N	N	Y	6-Apr-2010	Nil
POWELL	1207510	Active Claim			16.188		N	N	Y	6-Apr-2009	Nil
POWELL	1207511	Active Claim			48.564		N	N	Y	6-Apr-2009	Nil
POWELL	1207512	Active Claim			16.188		N	N	Y	6-Apr-2009	Nil
POWELL	1207513	Active Claim			16.188		N	N	Y	6-Apr-2009	Nil
POWELL	1207514	Active Claim			64.752		N	N	Y	6-Apr-2010	Nil	p* W-LL- F1715
YARROW	1207515	Active Claim			32.376		N	N	Y	6-Apr-2010	Nil
YARROW	1207516	Active Claim			129.504		N	N	Y	6-Apr-2009	Nil	W-LL-F1715, F1600
CAIRO	1207518	Active Claim			80.94		N	N	Y	6-Apr-2009	Nil	p* W-LL F1715
POWELL	1207521	Active Claim			8.1347		N	N	Y	15-Sep-2010	Nil
POWELL	1207522	Active Claim			16.188		N	N	Y	6-Apr-2009	Nil
POWELL	1207550	Active Claim			16.188		N	N	Y	6-Apr-2009	Nil
CAIRO	1248827	Active Claim			16.188		N	N	Y	7-Jun-2009	0.5% NSR
CAIRO	1248828	Active Claim			32.376		N	N	Y	7-Jun-2009	0.5% NSR
CAIRO	1248829	Active Claim			16.188		N	N	Y	5-Jun-2009	0.5% NSR
CAIRO	3004550	Active Claim			48.564		N	N	Y	16-Sep-2010	Nil	p* W-LL-F1715
CAIRO	3004551	Active Claim			32.376		N	N	Y	18-Sep-2010	Nil

24-7

NORTHGATE MINERALS CORPORATION

Young-Davidson Property (Page 2 of 2)

Twp	Title ID	Parcel No. or Claims Status	Lease No.	Term (Yrs)	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
POWELL	MR 12506	3858LT	18190	10	22.237		Y	Y		30-Apr-2013	Nil
POWELL	MR 12507	3857LT	19191	10	15.362		Y	Y		30-Apr-2013	Nil
POWELL	MR 12508	3856LT	19192	10	12.93		Y	Y		30-Apr-2013	Nil
POWELL	MR 12509	3861LT	19197	10	9.741		Y	Y		30-Apr-2013	Nil
POWELL	MR 12510	3860LT	19196	10	14.225		Y	Y		30-Apr-2013	Nil
POWELL	MR 12511	3859LT	19195	10	13.124		Y	Y		30-Apr-2013	Nil
POWELL	MR 12512	3855LT	19194	10	12.351		Y	Y		30-Apr-2013	Nil
POWELL	MR 12610	3854LT	19193	10	3.849		Y	Y		30-Apr-2013	Nil
POWELL	MR 5371	3104LT	19574	10	14.933		Y	Y		30-Sep-2017	Nil
POWELL	MR 5372	3105LT	19575	10	13.476		Y	Y		30-Sep-2017	Nil
POWELL	MR 5374	3106LT	19576	10	10.522		Y	Y		30-Sep-2017	Nil
POWELL	MR 5375	3107LT	19577	10	15.216		Y	Y		30-Sep-2017	Nil
POWELL	MR 5376	4215LT	19411	10	17.766		Y	Y		30-Sep-2016	Nil
POWELL	MR 5383	3108LT	19578	10	11.372		Y	Y		30-Sep-2017	Nil
POWELL	MR 5399	4314LT	18848	10	21.893		Y	Y		31-Mar-2017	Nil
	43				2,194.07

Surface Rights Only - Fee Simple Lot within MR5208 & Licence of Occupation - Davidson Lake area
Patent
POWELL	CL487/ MR5408	23381		0.228	Y	N	N/A
Licence of Occupation
POWELL	MR9839 et al	1207509	LO 11167	24.127	Y	N	N/A
	2

W-LL-F1715: Living Legacy Withdrawal area, P* indicates portion of the claim withdrawn.
W-LL-F1600: Living Legacy Withdrawal area

24-8

NORTHGATE MINERALS CORPORATION

Opawica Explorations Inc.

Northgate Option to earn 55% interest in properties of Letter Agreement dated May 28, 2007 between Opawica Explorations Inc. & Northgate Minerals Corp., subject to the following Underlying Agreements.

In addition, Northgate has the right to acquire 100% interest of the surface rights (#) of certain claims held under the option.

Opawica Schedule A Lands: Welsh Property*

Underlying Property Purchase & Sale Agreement dated Sept 27, 2006 b/w Estate of Ethel Welsh and Opawica Explorations Inc.

Twp.	Title ID	Parcel No. or Claim Status	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.
Powell	1206013	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	26-Apr-2008
Powell	340615	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	340616	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	374013	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	374014	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	387779	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	387780	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	523195	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	523196	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	523197	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	523198	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	531566	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	531567	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	531568	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	531613	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	531614	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	531615	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	531815	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
Powell	531816	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	30-Sep-2009
	19			307.57	19

*Royalty = 2% NSR.

24-9

NORTHGATE MINERALS CORPORATION

Opawica Schedule A Lands: Welsh-Furneaux Property*

Underlying Property Purchase & Sale Agreement dated Sept 27, 2006 b/w Estate of Ethel Welsh, Mary Beth Furneaux and Opawica Explorations Inc

Twp.	Title ID	Parcel No. or Claim Status	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.
Powell	374015	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	374016	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	374017	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	374235	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	374236	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008	P* W-LL-F1715
Powell	374237	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008	P* W-LL-F1715
Powell	374238	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008	P* W-LL-F1715
Powell	374239	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	374240	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008
Powell	374241	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008	P* W-LL-F1715
Powell	374242	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008	P* W-LL-F1715
Powell	374243	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2008

	12			194.256	12

Ontario MNDM Withdraw Order No.
W-LL-F1715: Living Legacy Withdraw area, P* indicates portion of claim withdrawn.
*Royalty = 2% NSR.

Opawica Schedule A Lands: Stanwick Property

Twp.	Title ID	Parcel No. or Claim Status	Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Royalty	Subject to Surface & Mining Rights Withdraw Order No.
Powell	1206306	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	28-Feb-2008	2% NSR
Powell	1206307	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	# N	N	Y	28-Feb-2008	2% NSR
Powell	511486	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2009	2% NSR
Powell	511487	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2009	2% NSR
Powell	511488	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	# N	N	Y	4-Sep-2009	2% NSR
Powell	511489	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2009	2% NSR
Powell	511490	Active Claim	Opawica Explorations Inc. - 100%	16.188	1	N	N	Y	4-Sep-2009	2% NSR
	7			113.32	7

24-10

NORTHGATE MINERALS CORPORATION

Opawica Schedule A Lands: Walker Property*
Underlying Property Option Agreement dated January 24, 2007 between Reginald (Rick) Walker and Opawica Explorations Inc. (Powell Township)
Title ID	Parcel No. or Claim Status			Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.
L372902	PCL5546	104927	21	Walker, Reginald F.	start ↓		N	Y		30-Sep-2008
L372903	PCL5546	104927	21	Walker, Reginald F.	↓		N	Y		30-Sep-2008
L373507	PCL5546	104927	21	Walker, Reginald F.	↓		N	Y		30-Sep-2008
L367170	PCL5546	104927	21	Walker, Reginald F.	70.516		N	Y		30-Sep-2008
MR37455	4636LT	108116	21	Walker, Reginald F.	10.607		Y	Y		30-Sep-2028
MR37456	4635LT	108117	21	Walker, Reginald F.	13.128		Y	Y		30-Sep-2028
6					94.25

*Royalty = 2.5% NSR.

Opawica Schedule A Lands; Camking Property*
Underlying Property Option Agreement dated June 30, 2006 between Camking Exploration & Resources Ltd. and Opawica Explorations Inc. (Powell Township)

Title ID	Parcel No. or Claim Status			Registered Tenure Holder	Area (ha.)	Claim Units	Surface Rights	Mining Rights	Exploration Rights Only	Expiry / Renewal Date	Subject to Surface & Mining Rights Withdraw Order No.
L372901	5501 1/2 LT	107875	21	Camking Exploration & Resources Ltd.	↓		N	Y		31-Jul-2027
L372904	5502 1/2 LT	107876	21	Camking Exploration & Resources Ltd.	15.63		N	Y		31-Jul-2027
L372905	5502 1/2 LT	107876	21	Camking Exploration & Resources Ltd.	15.63		N	Y		31-Jul-2027
L372908	5501 1/2 LT	107875	21	Camking Exploration & Resources Ltd.	↓		N	Y		31-Jul-2027
L372909	5501 1/2 LT	107875	21	Camking Exploration & Resources Ltd.	↓		N	Y		31-Jul-2027
L372910	5501 1/2 LT	107875	21	Camking Exploration & Resources Ltd.	↓		N	Y		31-Jul-2027
L372911	5501 1/2 LT	107875	21	Camking Exploration & Resources Ltd.	89.715		N	Y		31-Jul-2027
L367899	5502 1/2 LT	107876	21	Camking Exploration & Resources Ltd.	15.63		N	Y		31-Jul-2027
L367900	5502 1/2 LT	107876	21	Camking Exploration & Resources Ltd.	15.63		N	Y		31-Jul-2027
3006742	Active Claim			Fred S. Kiernicki - K19582	16.188	1	N	N	Y	1-May-2008
10					168.42

*Royalty = 2% NSR.

24-11

NORTHGATE MINERALS CORPORATION

25 APPENDIX 2

COMPOSITE CONTROL INTERVALS, LONGITUDINAL SECTIONS AND SCATTER PLOTS

25-1

NORTHGATE MINERALS CORPORATION

TABLE 25-1		COMPOSITE CONTROL INTERVALS
				Core	True
Lens	Hole	From (m)	To (m)	Length	Thick	Au g/t	Comment	midx	midz
LBZ1	M03-50	385.0	390.1	5.2	3.7	2.829		23288	9999
LBZ1	YD06-01A	1101.2	1127.4	26.2	20.6	6.984		23379	9360
LBZ1	YD06-01B	1063.0	1117.1	54.1	41.3	10.663		23433	9397
LBZ1	YD06-01C	1023.8	1030.2	6.4	5.4	8.122		23374	9461
LBZ1	YD06-01D	1043.9	1054.9	11.0	9.3	6.362		23370	9431
LBZ1	YD06-09	1039.3	1055.1	15.9	8.2	8.102		23529	9316
LBZ1	YD06-13	784.3	790.4	6.1	4.0	3.604		23399	9605
LBZ1	YD06-20A	1312.2	1318.9	6.7	4.2	5.131		23469	9108
LBZ1	YD06-20B	1225.9	1233.8	7.9	6.7	2.581		23471	9270
LBZ1	YD06-20C	1165.3	1201.2	36.0	32.9	4.163		23432	9337
LBZ1	YD06-20D	1298.6	1310.3	11.7	7.2	2.563		23466	9134
LBZ1	YD06-20E	1245.0	1249.6	4.6	3.3	2.402		23526	9230
LBZ1	YD07-42A	960.5	971.0	10.5	6.6	4.511		23567	9444
LBZ1	YD07-42B	875.5	883.7	8.2	6.8	3.619		23560	9554
LBZ1	YD07-47	754.6	780.9	26.3	16.0	5.201		23528	9620
LBZ1	YD07-47A	693.5	703.0	9.5	7.1	3.907		23517	9700
LBZ1	YD07-49A	625.2	659.1	33.9	19.1	4.249		23511	9732
LBZ1	YD07-51	669.6	677.2	7.6	4.9	6.096		23357	9698
LBZ1	YD89-08	424.3	431.9	7.6	3.4	3.824		23375	9916
LBZ1	YD89-09	374.3	381.9	7.6	3.5	2.441		23355	9969
LBZ1	YD89-10	601.4	612.0	10.7	6.1	3.204		23403	9749
LBZ1	YD90-03	520.9	534.6	13.7	6.2	6.142		23417	9812
LBZ1	YD90-09	880.0	907.7	27.7	15.1	4.48		23524	9475
LBZ1	YD90-16	821.0	834.5	13.6	8.0	5.221		23406	9540
LBZ1	YD9530A	868.7	926.1	57.5	43.3	4.356		23494	9489
LBZ1	YD9530X	905.9	974.2	68.3	37.4	3.349		23454	9419
LBZ1	YD9542	502.6	507.2	4.6	3.0	4.309		23426	9877
LBZ1	YD9543	747.5	785.2	37.7	17.6	3.051		23467	9579
LBZ1	YD9543A	662.9	686.6	23.6	13.1	5.667		23487	9679
LBZ1	YD9544	890.6	896.0	5.3	3.4	6.618		23390	9488
LBZ1	YD9616A	812.3	845.6	33.3	21.2	5.019		23431	9544
LBZ2	YD06-01	1126.2	1169.8	43.6	29.1	2.591		23348	9289
LBZ2	YD06-01A	1064.7	1078.4	13.7	10.7	5.211		23369	9392
LBZ2	YD06-01C	1002.5	1010.4	7.9	6.7	3.395		23367	9474
LBZ2	YD06-01D	1000.7	1011.6	11.0	9.2	12.57		23368	9461
LBZ2	YD06-16	1482.2	1488.3	6.1	4.2	2.69		23190	8982
LBZ2	YD06-16A	1272.8	1278.9	6.1	5.6	2.83		23251	9266
LBZ2	YD06-16C	1322.5	1339.4	16.9	14.3	3.5		23252	9209
LBZ2	YD06-17B	1079.0	1088.1	9.2	5.4	4.337		22931	9349
LBZ2	YD06-20B	1190.2	1196.3	6.1	5.1	2.532		23463	9295
LBZ2	YD06-20E	1221.5	1232.0	10.5	7.6	3.354		23520	9246
LBZ2	YD06-25	925.9	932.0	6.1	3.7	2.322		22974	9471
LBZ2	YD06-27	941.5	950.5	9.0	5.4	3.315		23072	9450

25-2

NORTHGATE MINERALS CORPORATION

Figure 25-1 Composite Control Intervals ( Page 2 of 6)

				Core	True
Lens	Hole	From (m)	To (m)	Length	Thick	Au g/t	Comment	midx	midz

LBZ2	YD06-29	1246.6	1253.6	7.0	4.5	3.506		23149	9382
LBZ2	YD07-33	1410.4	1432.7	22.3	15.1	3.101		23275	9015
LBZ2	YD07-33A	1419.0	1444.5	25.5	17.4	2.828		23248	9022
LBZ2	YD07-33B	1321.0	1330.5	9.5	6.9	1.881		23254	9148
LBZ2	YD07-33C	1289.0	1291.0	2.0	1.6	3.755	Hole abandoned in zone	23303	9202
LBZ2	YD07-33D	1287.0	1308.0	21.0	17.0	1.991		23305	9198
LBZ2	YD07-33E	1328.1	1355.5	27.4	21.3	1.942		23253	9146
LBZ2	YD07-41	933.6	952.4	18.8	12.5	4.162		23239	9480
LBZ2	YD07-45	1013.1	1018.0	4.9	3.2	0.991		23287	9392
LBZ2	YD07-45A	973.9	1010.5	36.6	26.7	3.496		23250	9422
LBZ2	YD07-48	867.0	874.2	7.2	4.3	3.739		23220	9527
LBZ2	YD07-53	1440.3	1464.3	24.0	15.8	2.7		23118	9023
LBZ2	YD07-56	1046.3	1063.8	17.5	12.5	3.766		23245	9396
LBZ2	YD90-16	774.8	788.5	13.7	8.0	5.187		23404	9582
LBZ2	YD90-22x	919.9	939.4	19.5	11.7	6.418		23223	9461
LBZ2	YD9530A	806.2	813.8	7.6	4.9	2.597		23460	9556
LBZ2	YD9530X	854.1	869.1	15.1	8.1	4.01		23442	9492
LBZ2	YD9616A	743.7	755.9	12.2	7.4	7.413		23417	9614
LKY	YD06-10	500.2	509.6	9.5	6.8	7.202		23251	9939
LKY	YD06-11	448.1	470.2	22.1	13.2	2.593		23180	9896
LKY	YD06-14	304.9	310.1	5.2	4.3	4.14		23176	10091
LKY	YD90-12	460.3	497.7	37.5	19.5	3.691		23148	9858
LKY	YD90-15	548.3	578.7	30.3	19.5	3.817		23113	9806
LKY	YD90-17	375.8	381.9	6.1	3.4	2.344		23113	9965
LKY	YD90-19	420.3	431.0	10.7	5.8	2.538		23117	9917
LKY	YD90-24	630.5	636.1	5.7	3.2	3.318		23096	9731
LKY	YD90-31	506.6	524.5	17.9	9.8	2.43		23176	9832
LKY	YD9537	372.8	377.7	4.9	3.1	2.541		23160	9981
LL1	YD06-16	1492.0	1498.1	6.1	4.2	2.341		23191	8974
LL1	YD06-16A	1347.0	1351.5	4.5	4.1	5.547		23273	9228
LL1	YD06-16C	1353.3	1360.4	7.1	6.0	2.478		23258	9192
LL1	YD06-17B	1129.6	1152.7	23.0	13.6	2.576		22951	9300
LL1	YD06-25	947.7	951.5	3.9	2.4	2.718		22977	9453
LL1	YD06-27	971.1	982.4	11.3	6.9	3.734		23078	9423
LL1	YD06-28	1008.0	1015.2	7.3	4.6	3.218		23164	9402
LL1	YD06-29	1232.3	1239.7	7.3	4.7	9.887		23152	9391
LL1	YD07-33A	1482.0	1486.5	4.5	3.1	2.32		23245	8977
LL1	YD07-33B	1396.5	1405.5	9.0	6.5	2.815		23255	9086
LL1	YD07-33D	1359.0	1365.0	6.0	4.9	2.91		23316	9150
LL1	YD07-33E	1360.8	1382.0	21.2	16.6	3.395		23252	9123
LL1	YD07-36	879.0	885.1	6.1	3.9	7.187		23019	9506
LL1	YD07-41	982.8	989.1	6.3	4.2	2.929		23242	9443
LL1	YD07-43	815.8	820.6	4.8	3.8	3.207		23252	9650
LL1	YD07-45	1086.6	1099.0	12.4	8.1	5.038		23300	9325
LL1	YD07-45A	1041.3	1047.5	6.2	4.6	5.12		23253	9379

25-3

NORTHGATE MINERALS CORPORATION

Figure 25-1 Composite Control Intervals ( Page 3 of 6)
				Core	True
Lens	Hole	From (m)	To (m)	Length	Thick	Au g/t	Comment	midx	midz

LL1	YD07-53	1468.8	1486.0	17.2	11.4	2.853		23124	9002
LL1	YD07-56	1075.8	1086.6	10.8	7.7	6.38		23250	9375
LL1	YD90-15	622.4	632.2	9.8	6.3	3.724		23118	9749
LL1	YD90-22x	981.0	986.5	5.5	3.4	2.654		23237	9414
LL1	YD90-31	550.0	558.7	8.7	4.7	2.298		23178	9795
LL1	YD90-34	667.2	672.4	5.2	3.4	4.616		22921	9712
LL1	YD9535	577.0	582.2	5.2	3.2	2.447		23005	9785
UBZ	MCM1111	0.0	12.5	12.5	12.2	5.14		23778	9962
UBZ	MCM1112	0.9	6.7	5.8	5.7	4.49		23788	9962
UBZ	MCM1117	4.6	21.3	16.8	16.3	5.55		23728	9962
UBZ	MCM1118	17.8	36.6	18.8	18.3	5.169		23711	9962
UBZ	MCM1119	63.4	99.1	35.7	32.8	4.8		23678	9962
UBZ	MCM1120	86.0	102.1	16.2	13.3	5.49		23655	9962
UBZ	MCM1123	77.5	82.6	5.1	1.1	4.53	Hole in remnant mining area	23788	9880
UBZ	MCM1123	62.9	71.8	8.9	1.9	4.53	Hole in remnant mining area	23788	9892
UBZ	MCM1134	0.0	2.1	2.1	2.1	11.158	Hole in remnant mining area	23682	9963
UBZ	MCM1135	0.0	1.2	1.2	1.2	2.06	Hole in remnant mining area	23698	9963
UBZ	MCM1136	2.4	4.0	1.5	1.5	2.74	Hole in remnant mining area	23703	9962
UBZ	MCM1173	12.2	21.0	8.8	8.6	2.71		23790	9886
UBZ	MCM1175	3.1	19.8	16.8	16.3	2.43		23797	9886
UBZ	MCM1179	1.5	18.3	16.8	16.3	3.916		23778	9886
UBZ	MCM1182	0.0	26.5	26.5	12.4	3.186		23780	9896
UBZ	MCM1183	0.0	5.3	5.3	5.2	2.88		23744	9886
UBZ	MCM1184	7.3	28.4	21.0	13.5	3.934		23791	9896
UBZ	MCM1185	29.0	50.3	21.3	20.7	5.387		23720	9886
UBZ	MCM1186	36.9	59.4	22.6	19.9	4.905		23723	9897
UBZ	MCM1187	59.4	77.7	18.3	17.4	5.024		23701	9886
UBZ	MCM1188	50.3	68.6	18.3	15.9	3.158		23702	9898
UBZ	MCM1189	74.7	100.3	25.6	20.5	6.415		23668	9886
UBZ	MCM1191	0.0	6.9	6.9	3.6	3.22		23694	9887
UBZ	MCM1194	0.0	5.5	5.5	5.2	2.744		23714	9886
UBZ	MCM1195	0.0	11.1	11.1	10.8	3.09		23733	9886
UBZ	MCM1196	35.4	41.9	6.6	4.5	3.182		23800	9852
UBZ	MCM1197	27.1	36.7	9.5	9.0	2.507		23790	9868
UBZ	MCM1198	42.4	54.3	11.9	9.5	3.6		23719	9852
UBZ	MCM1199	79.5	86.6	7.1	3.9	4.037		23718	9808
UBZ	MCM1199	86.6	95.8	9.3	5.1	0.168		23720	9801
UBZ	MCM1200	53.3	57.9	4.6	3.8	2.061		23721	9843
UBZ	MCM1200	43.0	53.3	10.4	8.7	0.03		23720	9848
UBZ	MCM1206	52.7	57.6	4.9	4.5	3.98		23704	9856
UBZ	MCM1208	67.8	100.6	32.8	23.3	3.773		23703	9815
UBZ	MCM1209	77.1	93.5	16.4	8.7	3.662		23719	9802
UBZ	MCM1210	55.5	106.4	50.9	41.4	4.07		23676	9850
UBZ	MCM1211	69.0	74.4	5.3	3.8	4.893		23687	9833
UBZ	MCM1211	74.4	84.5	10.2	7.3	0.114		23685	9827

25-4

NORTHGATE MINERALS CORPORATION

Figure 25-1 Composite Control Intervals ( Page 4 of 6)
				Core	True
Lens	Hole	From (m)	To (m)	Length	Thick	Au g/t	Comment	midx	midz
UBZ	MCM1213	9.1	15.2	6.1	5.9	6.86		23757	9809
UBZ	MCM1219	41.9	45.3	3.4	3.3	0	Hole in remnant area	23729	9810
UBZ	MCM1219	27.9	36.0	8.1	7.8	0	Hole in remnant area	23726	9810
UBZ	MCM1220	53.3	60.6	7.3	6.7	4.003		23703	9810
UBZ	MCM1221	56.7	72.9	16.2	12.6	6.062		23684	9807
UBZ	MCM1222	35.1	49.7	14.6	12.3	6.51		23728	9821
UBZ	MCM1223	7.6	16.0	8.4	8.2	4.571		23766	9810
UBZ	MCM1225	45.4	57.8	12.3	10.2	2.81		23707	9822
UBZ	MCM1227	12.1	16.8	4.7	4.6	0	Hole in remnant area	23776	9809
UBZ	MCM1228	55.0	65.5	10.5	7.2	2.195		23688	9824
UBZ	MCM1228	76.2	103.6	27.4	18.8	3.807		23673	9833
UBZ	MCM1229	12.2	20.4	8.2	8.0	4.7		23737	9810
UBZ	MCM1233	83.5	92.7	9.1	6.3	2.71		23699	9735
UBZ	MCM1235	68.6	76.5	7.9	5.4	3.84		23715	9747
UBZ	MCM1245	0.0	9.3	9.3	8.6	6.86		23723	9810
UBZ	MCM1247	0.0	13.4	13.4	10.1	7.296		23719	9810
UBZ	MCM1250	127.3	131.7	4.3	1.6	5.83	Down dip hole	23706	9679
UBZ	MCM1252	108.2	156.1	47.9	17.2	3.91		23685	9676
UBZ	MCM1256	39.9	108.2	68.3	51.2	4.211		23633	9810
UBZ	MCM1258	52.6	67.1	14.5	12.8	4.22		23701	9780
UBZ	MCM1260	46.9	62.5	15.5	13.9	4.8		23720	9784
UBZ	MCM46	94.2	114.0	19.8	15.9	4.01		23597	10039
UBZ	MCM47	173.4	173.7	0.3	0.2	0.34	Along strike hole	23514	10039
UBZ	MCM47	153.8	164.1	10.3	5.7	1.48		23525	10039
UBZ	MCM47	173.7	193.9	20.1	11.0	3.09		23506	10039
UBZ	MCM47	88.4	137.2	48.8	26.7	2.845		23561	10039
UBZ	MCM48	135.6	148.1	12.5	6.8	2.19		23580	9928
UBZ	MCM49	147.8	167.9	20.1	6.4	3.6		23505	10039
UBZ	MCM49	105.2	138.7	33.5	10.7	2.67		23538	10039
UBZ	MCM50	114.3	118.1	3.8	2.2	8.025	Along strike hole	23567	9991
UBZ	MCM51	94.5	121.9	27.4	22.3	2.93		23602	9984
UBZ	MCM52	71.6	88.4	16.8	12.1	3.15		23611	10059
UBZ	MCM52	115.8	140.2	24.4	17.6	4.97		23587	10071
UBZ	MCM53	184.4	199.6	15.2	7.7	4.01		23502	10072
UBZ	MCM53	102.1	137.0	34.8	17.5	2.09		23558	10059
UBZ	MCM54	134.1	160.6	26.5	9.8	2.325		23526	9980
UBZ	MCM55	112.8	143.3	30.5	21.3	3.114		23613	9934
UBZ	MCM57	41.2	44.9	3.8	3.6	1.71		23607	10039
UBZ	MCM886	118.7	146.3	27.6	26.9	5.191		23741	10039
UBZ	MCM910	85.0	100.0	14.9	14.6	3.638		23787	10038
UBZ	MCM946	166.7	205.8	39.1	30.5	3.638		23642	10039
UBZ	MCM951	155.3	184.4	29.1	26.7	5.126		23698	10039
UBZ	MCM982	6.1	21.6	15.5	15.1	4.133		23665	10040
UBZ	MCM985	0.3	29.1	28.8	28.1	4.676		23681	10040
UBZ	YD06-03	365.8	378.9	13.1	10.3	3.693		23530	10035

25-5

NORTHGATE MINERALS CORPORATION

Figure 25-1 Composite Control Intervals ( Page 5 of 6)
				Core	True
Lens	Hole	From (m)	To (m)	Length	Thick	Au g/t	Comment	midx	midz
UBZ	YD06-06	317.5	359.7	42.2	33.3	3.059		23585	10062
UBZ	YD100	122.6	126.7	4.0	2.8	1.147	Irregular strike	23609	9887
UBZ	YD88-09	239.0	270.7	31.7	21.6	7.8		23555	10108
UBZ	YD89-01	223.3	241.9	18.6	12.0	4.713		23574	10123
UBZ	YD89-04	242.4	289.3	46.9	21.2	4.45		23592	10078
UBZ	YD89-05	267.3	306.9	39.6	23.5	4.061		23553	10068
UBZ	YD89-06	209.1	223.1	14.0	8.4	3.159		23596	10139
UBZ	YD90-01	243.2	289.5	46.2	26.9	6.342		23565	10089
UBZ	YD90-05	563.2	602.9	39.7	20.9	4.936		23630	9777
UBZ	YD90-25	487.7	523.0	35.4	21.4	4.499		23657	9871
UBZ	YD90-27	402.0	415.8	13.7	7.5	3.582		23579	9951
UBZ	YD90-5B	584.0	641.3	57.3	27.2	5.377		23625	9744
UBZ	YD9551	215.5	258.2	42.7	28.6	6.53		23542	10122
UBZ	YD9554	264.6	302.7	38.1	30.4	8.009		23506	10091
UBZ	YD98	16.7	19.8	3.1	2.8	0.69	Hole in remnant area	23645	9887
UBZ	YD98	19.8	53.3	33.5	30.8	3.364		23637	9887
UBZ	YD99	97.5	115.8	18.3	14.5	2.942		23634	9887
YD1	YD06-17	1061.0	1085.1	24.1	15.7	3.108		22853	9357
YD1	YD06-21	1263.4	1306.1	42.7	27.2	4.031		22791	9173
YD1	YD06-21A	1238.4	1277.4	39.0	28.2	3.367		22806	9222
YD1	YD06-22	861.1	868.7	7.6	5.1	4.946		22864	9537
YD1	YD06-23	901.6	932.7	31.1	20.1	3.564		22826	9504
YD1	YD06-26	1275.7	1289.6	13.9	9.1	3.754		22756	9168
YD1	YD06-31	1226.8	1234.4	7.6	5.2	3.263		22920	9246
YD1	YD07-34	850.1	869.6	19.5	12.8	5.953		22787	9553
YD1	YD07-46	1468.0	1477.0	9.0	5.9	2.398		22788	8994
YD1	YD07-50	1045.6	1060.5	14.9	10.6	4.108		22760	9404
YD1	YD07-52	648.1	652.2	4.1	2.6	2.94	Strike irregularity (3.3m true hor. Th.)	22787	9731
YD1	YD90-21	708.5	724.2	15.7	9.4	4.352		22817	9651
YD2	YD128	47.2	56.7	9.5	4.0	2.81		22844	9860
YD2	YD128	65.4	83.9	18.6	7.9	1.29		22828	9848
YD2	YD128	25.8	47.2	21.4	9.1	0.03	Along strike hole	22854	9868
YD2	YD129	26.3	36.6	10.3	2.8	0.709	Down strike and dip drill hole;	22866	9863
YD2	YD129	36.6	132.6	96.0	26.1	3.334		22843	9820
YD2	YD70	19.2	41.2	22.0	6.4	3.601		22850	9888
YD2	YD71	30.5	76.2	45.7	26.3	1.993		22835	9888
YD2	YD72	40.5	78.0	37.5	30.7	2.276		22844	9888
YD2	YD74	7.6	25.9	18.3	0.3	4.452	Along strike drill hole	22863	9888
YD2	YD75	7.6	29.9	22.3	20.1	2.805		22876	9888
YD2	YD77	4.6	22.9	18.3	16.6	1.8		22892	9888
YD2	YD90-07	715.1	727.3	12.2	6.1	4.898		22856	9633
YD2	YD90-23	726.8	745.8	19.0	11.3	3.213		22912	9635
YD2	YD90-32	657.8	697.1	39.3	21.4	3.14		22872	9682
YD2	YD90-34	691.6	697.1	5.5	3.7	4.597		22921	9691
YD3	YD06-17	1001.3	1005.8	4.6	3.0	2.147		22844	9418

25-6

NORTHGATE MINERALS CORPORATION

Figure 25-1 Composite Control Intervals ( Page 6 of 6)
				Core	True
Lens	Hole	From (m)	To (m)	Length	Thick	Au g/t	Comment	midx	midz
YD3	YD06-17B	1007.4	1012.2	4.9	2.9	7.091		22909	9413
YD3	YD06-21A	1194.8	1198.8	4.0	2.8	2.518		22788	9271
YD3	YD06-24	851.9	858.0	6.1	3.7	2.576		22877	9534
YD3	YD06-26	1207.7	1212.5	4.8	3.1	3.245		22750	9232
YD3	YD06-31	1194.8	1200.9	6.1	4.1	2.672		22912	9273
YD4	YD06-24	805.3	815.0	9.8	5.9	4.533		22873	9575
YD4	YD06-25	755.4	761.5	6.1	3.6	3.493		22958	9626
YD4	YD07-35	680.3	687.8	7.5	5.0	3.293		22937	9711
YD4	YD07-36	689.5	703.2	13.7	8.2	3.596		22995	9672
YD4	YD90-28	592.5	604.4	11.9	5.5	3.292		22945	9753
YD4	YD90-34	551.7	559.3	7.6	4.8	3.481		22920	9813

25-7

NORTHGATE MINERALS CORPORATION

FIGURE 25-1 LONGITUDINAL PROJECTION – LKY, YD1, YD2, LBZ1

Inferred
Indicated
Gold g/t
2.3 to 20 (62)
1.7 to 2.3 (3)
1 to 1.7 (1)
0.3 to 1 (1)
0 to 0.3 (1)
10,000EL
YD2
LKY
LBZ1
YD1
YD06-14
4.14
4.26
M03-50
2.829
3.73
YD89-09
2.441
3.49
YD06-10
7.202
6.79
YD90-19
2.538
5.75
YD06-11
2.593
YD90-12
3.691
YD90-15
3.817
19.45
YD90-24
3.318
3.21
YD89-08
3.824
3.37
YD9542
4.309
2.99
YD90-03
6.142
6.16
YD89-10
3.204
6.07
YD07-49A
4.249
YD07-51
6.096
4.88
5.667
13.08
YD07-47
5.201
16.01
YD06-13
3.604
3.95
YD9543
3.051
YD07-42B
3.619
6.77
YD9544
YD9530A
YD07-42A
4.511
6.64
YD06-01D
6.362
9.29
YD9530X
YD06-01A
6.984
20.59
YD06-20C
4.163
32.88
YD06-09
8.102
8.18
YD06-20B
2.581
6.7
YD06-20E
2.402
3.29
YD06-20D
YD06-20A
5.131
4.15
YD07-52
2.94
2.58
YD90-34
4.597
3.66
YD90-23
3.213
11.28
YD07-34
5.953
12.75
YD06-22
4.946
3.564
20.09
YD07-50
4.108
10.55
YD06-17
3.108
15.73
YD06-31
3.263
5.21
YD06-21A
3.367
28.18
YD06-21
27.18
3.334
26.13
YD07-46
2.398
5.94
HoleID
Au g/t
True Thickness(m)
22750 E
23000 E
23250 E
23500 E

Figure 25-1 Longitudinal Projection YD1, YD2, LKY and LBZ1

 25-8

NORTHGATE MINERALS CORPORATION

FIGURE 25-2 LONGITUDINAL PROJECTION – UBZ

23,500E
23,750E
Gold g/t
2.3 to 20 (84)
1.7 to 2.3 (6)
1 to 1.7 (2)
0.3 to 1 (2)
0 to 0.3 (6)
10,000EL
9,750EL
Mined
Inferred
Indicated
HoleID
Au g/t
True Thickness(m)

Figure 25-2 Longitudinal Projection of UBZ

 25-9

NORTHGATE MINERALS CORPORATION

FIGURE 25-3 LONGITUDINAL PROJECTION – YD3, YD4 AND LBZ2

Inferred
Indicated
HoleID
Au g/t
True Thickness(m)
Gold g/t
2.3 to 20 (37)
1.7 to 2.3 (4)
0.3 to 1 (1)
YD4
YD3
LBZ2
LBZ2
9,500EL
9,000EL
22750 E
23000 E
23250 E
23500 E
YD90-34 3.481 4.84
YD90-28 3.292 5.46
YD07-35 3.293 5.03
YD07-36 3.596 8.15
YD06-25 3.493 3.64
YD06-24 4.533 5.94
YD06-24 2.576 3.74
YD06-25 2.322 3.67
YD06-27 3.315 5.43
YD06-17 2.147 2.96
YD06-17B 7.091 2.93
YD06-17B 4.337 5.44
YD06-29 3.506 4.49
YD06-21A 2.518 2.84
YD06-26 3.245 3.06
YD06-31 2.672 4.14
YD07-48 3.739 4.3
YD07-41
YD07-45A 3.496
YD07-45 0.991 3.2
YD9616A 7.413
YD9530A 2.597 4.93
YD9530X
YD06-01A 5.211 10.65
YD06-01 2.591 29.09
YD06-20B 2.532 5.12
YD06-20E 3.354 7.59
YD06-16A 2.83 5.59
YD06-16C 3.5 14.33
YD07-53 2.7 15.77
YD07-33A 2.828
YD07-33 3.101 15.11
YD06-16 2.69 4.22

Figure 25-3 YD3, YD4 and LBZ2 Longitudinal Projection

  25-10

NORTHGATE MINERALS CORPORATION

FIGURE 25-4 LONGITUDINAL PROJECTION – LL1

Inferred
Indicated
Gold g/t
2.3 to 20 (23)
1.7 to 2.3 (1)
HoleID
Au g/t
True Thickness(m)
9,500EL
9,000EL
YD9535 2.447 3.16
YD90-31 2.298 4.73
YD90-15 3.724 6.26
YD90-34 4.616 3.38
YD07-43 3.207 3.75
YD07-36 7.187 3.93
YD06-25 2.718 2.35
YD07-41 2.929
YD06-27 3.734 6.94
YD06-28 2.654
YD07-45 5.038 8.1
YD06-17B 2.576 13.64
YD06-16A 5.547
YD06-16C 2.478 6.01
YD07-33D 2.91 4.86
3.395
YD07-33B 2.815 6.53
YD07-53 2.853 11.35
2.341 4.21
YD07-33A 2.32 3.06
22750 E
23000 E
23250 E
23500

Figure 25-4 Longitudinal Projection LL1 - Lower Lucky Zone

  25-11

NORTHGATE MINERALS CORPORATION

FIGURE 25-5 BLOCK AND COMPOSITE CUT GOLD GRADES VERSUS  ELEVATION SCATTER PLOT – LUCKY ZONE

 25-12

NORTHGATE MINERALS CORPORATION

FIGURE 25-7 BLOCK AND COMPOSITE CUT GOLD GRADES VERSUS  ELEVATION SCATTER PLOT – LOWER LUCKY ZONE 1

25-13

NORTHGATE MINERALS CORPORATION

FIGURE 25-8 BLOCK AND COMPOSITE CUT GOLD GRADES VERSUS  ELEVATION SCATTER PLOT – LOWER YD ZONE 1

25-14

NORTHGATE MINERALS CORPORATION

FIGURE 25-9 BLOCK AND COMPOSITE CUT GOLD GRADES VERSUS  ELEVATION SCATTER PLOT – LOWER YD ZONE 2

25-15

NORTHGATE MINERALS CORPORATION

FIGURE 25-10 BLOCK AND COMPOSITE CUT GOLD GRADES VERSUS  ELEVATION SCATTER PLOT – LOWER YD ZONE 3

25-16

NORTHGATE MINERALS CORPORATION

FIGURE 25-11 BLOCK AND COMPOSITE CUT GOLD GRADES VERSUS  ELEVATION SCATTER PLOT – LOWER YD ZONE 4

25-17

NORTHGATE MINERALS CORPORATION

FIGURE 25-12 LOCK AND COMPOSITE CUT GOLD GRADES VERSUS  ELEVATION SCATTER PLOT – LOWER BOUNDARY ZONE 1

25-18

NORTHGATE MINERALS CORPORATION

FIGURE 25-13 BLOCK AND COMPOSITE GOLD GRADES VERSUS  ELEVATION SCATTER PLOT – LOWER BOUNDARY ZONE 2

25-19

NORTHGATE MINERALS CORPORATION

FIGURE 25-14 BLOCK AND COMPOSITE GOLD GRADES VERSUS  ELEVATION SCATTER PLOT – UPPER BOUNDARY ZONE

25-20